SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 26, 2012

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosures:

Nokia stock exchange release dated January 26, 2012: Nokia Q4 2011 net sales EUR 10.0 billion, non-IFRS EPS EUR 0.06 (reported EPS EUR -0.29)

Nokia 2011 net sales EUR 38.7 billion, non-IFRS EPS EUR 0.29 (reported EPS EUR -0.31)

INTERIM REPORT

Nokia Corporation	January 26, 2012 at 13:00 (CET +1)

Nokia Q4 2011 net sales EUR 10.0 billion, non-IFRS EPS EUR 0.06 (reported EPS EUR -0.29)

Nokia 2011 net sales EUR 38.7 billion, non-IFRS EPS EUR 0.29 (reported EPS EUR -0.31)

•                  Accelerating investment in Lumia range of smartphones, having sold well over 1 million Lumia devices to date

•                  Solid Q4 performance in mobile phones

•                  Strong balance sheet, with net cash and other liquid assets of EUR 5.6 billion at end of Q4 2011

•                  Nokia Board of Directors will propose a dividend of EUR 0.20 per share for 2011 (EUR 0.40 per share for 2010)

	Reported and Non-IFRS fourth quarter 2011 results(1)					Reported and Non-IFRS full year 2011 results(1)
EUR million	Q4/2011	Q4/2010	YoY Change	Q3/2011	QoQ Change	2011	2010	YoY Change
Nokia
Net sales	10 005	12 651	-21%	8 980	11%	38 659	42 446	-9%
Operating profit	-954	884		-71		-1 073	2 070
Operating profit (non-IFRS)	478	1090	-56%	252	90%	1 825	3 204	-43%
EPS, EUR diluted	-0.29	0.20		-0.02		-0.31	0.50
EPS, EUR diluted (non-IFRS)(2)	0.06	0.22	-73%	0.03	100%	0.29	0.61	-52%
Net cash from operating activities	634	2436	-74%	852	-25%	1 137	4 774	-76%
Net cash and other liquid assets(3)	5 581	6 996	-20%	5 067	10%	5 581	6 996	-20%
Devices & Services(4)
Net sales	5 997	8 499	-29%	5 392	11%	23 943	29 134	-18%
Smart Devices net sales	2 747	4 396	-38%	2 194	25%	10 820	14 874	-27%
Mobile Phones net sales	3 040	3 948	-23%	2 915	4%	11 930	13 696	-13%
Mobile device volume (mn units)	113.5	123.7	-8%	106.6	6%	417.1	452.9	-8%
Smart Devices volume (mn units)	19.6	28.6	-31%	16.8	17%	77.3	103.6	-25%
Mobile Phones volume (mn units)	93.9	95.0	-1%	89.8	5%	339.8	349.2	-3%
Mobile device ASP(5)	53	69	-23%	51	4%	57	64	-11%
Smart Devices ASP(5)	140	154	-9%	131	7%	140	144	-3%
Mobile Phones ASP(5)	32	42	-24%	32	0%	35	39	-10%
Operating profit	203	1 082	-81%	168	22%	884	3 540	-75%
Operating profit (non-IFRS)	292	1 025	-72%	258	13%	1 683	3 403	-51%
Operating margin %	3.4%	12.7%		3.1%		3.7%	12.2%
Operating margin % (non-IFRS)	4.9%	12.1%		4.8%		7.0%	11.7%
Location & Commerce(6)
Net sales	306	265	15%	282	9%	1 091	869	26%
Operating profit	-1 205	-148		-85		-1 526	-663
Operating profit (non-IFRS)	29	-29		28	4%	48	-173
Operating margin %	-393.8%	-55.8%		-30.1%		-139.9%	-76.3%
Operating margin % (non-IFRS)	9.5%	-10.9%		9.9%		4.4%	-19.9%
Nokia Siemens Networks(7)
Net sales	3 815	3 961	-4%	3 413	12%	14 041	12 661	11%
Operating profit	67	1		-114		-300	-686
Operating profit (non-IFRS)	176	145	21%	6		225	95	137%
Operating margin %	1.8%	0.0%		-3.3%		-2.1%	-5.4%
Operating margin % (non-IFRS)	4.6%	3.7%		0.2%		1.6%	0.8%

Note 1 relating to non-IFRS results: Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008. More specific information about the exclusions from the non-IFRS results may be found in our complete interim report with tables for Q4 2011 on pages 4-5, 20-22 and 24, and pages 41-43 and 45 for the full years 2011 and 2010.

Nokia believes that these non-IFRS financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. A reconciliation of the non-IFRS results to our reported results for Q4 2011 and Q4 2010 can be found in the tables on pages 18 and 20-24 of our complete interim report with tables. A reconciliation of our Q3 2011 non-IFRS results to our reported results can be found on pages 17 and 20-24 of our complete Q3 2011 interim report with tables which was published on October 20, 2011. A reconciliation of our 2011 and 2010 non-IFRS results to our reported results can be found on pages 40-45.

Note 2 relating to non-IFRS Nokia EPS: Nokia taxes continued to be unfavorably impacted by Nokia Siemens Networks taxes as no tax benefits are recognized for certain Nokia Siemens Networks deferred tax items. In Q4 2011, the Finnish statutory tax rate change also had a one-quarter negative impact. If Nokia’s estimated long-term tax rate of 26% had been applied, non-IFRS Nokia EPS would have been approximately 1.2 Euro cents higher in Q4 2011.

Note 3 relating to Nokia net cash and other liquid assets: Calculated as total cash and other liquid assets less interest-bearing liabilities.

Note 4 relating to Devices & Services reporting structure: As of April 1, 2011, our Devices & Services business has two operating and reportable segments — Smart Devices, which focuses on smartphones, and Mobile Phones, which focuses on mass market mobile devices — as well as Devices & Services Other.  Prior period results for each quarter and the full year 2010 and Q1 2011 have been regrouped (on an unaudited basis) for comparability purposes according to the new reporting format that became effective on April 1, 2011.

Devices & Services prior period results for each quarter and the full year 2010 and Q1, Q2 and Q3 2011 have also been recasted (on an unaudited basis) for comparability purposes according to the new reporting format that became effective on October 1, 2011. See Note 6 below relating to Location & Commerce.

Note 5 relating to average selling prices (ASP): Mobile device ASP represents total Devices & Services net sales (Smart Devices net sales, Mobile Phones net sales, and Devices & Services Other net sales) divided by total Devices & Services volumes. Devices & Services Other net sales includes net sales of Nokia’s luxury phone business Vertu and spare parts, as well as intellectual property royalty income. Smart Devices ASP represents Smart Devices net sales divided by Smart Devices volumes. Mobile Phones ASP represents Mobile Phones net sales divided by Mobile Phones volumes.

Note 6 relating to Location & Commerce: On June 22, 2011, we announced plans to create a new Location & Commerce business which combines NAVTEQ and Nokia’s social location services operations from Devices & Services, which focuses on location based services and local commerce. The Location & Commerce business is an operating and reportable segment beginning October 1, 2011. From the third quarter 2008 until the end of the third quarter 2011, NAVTEQ was a separate reportable segment of Nokia. Prior period results for each quarter and the full year 2010 and Q1, Q2 and Q3 2011 have been recasted (on an unaudited basis) for comparability purposes according to the new reporting format that became effective on October 1, 2011. Recasted reported financial information can be accessed at: http://www.nokia.com/investors.

Note 7 relating to Nokia Siemens Networks: Nokia Siemens Networks completed the acquisition of Motorola Solutions’ networks assets on April 30, 2011. Accordingly, the fourth quarter and full year 2011 results of Nokia Siemens Networks are not directly comparable to their prior-year comparatives.

STEPHEN ELOP, NOKIA CEO:

The fourth quarter of 2011 marked a significant step in Nokia’s transformation. Most notably, in Q4 we introduced new mobile phones and smartphones, which resulted from the strategy shift in our Devices & Services business.

Overall, we are pleased with the performance of our mobile phones business, which benefited in Q4 from sequential double-digit percentage growth in our dual SIM business, with particular strength in India, Middle East and Africa and South East Asia. In October, we introduced the Asha 200, 201, 300 and 303, which brought new mobile phones into 76 markets around the world.  We are building on this foundation with R&D investments as we continue our journey to connect the next billion to the Internet.

Also in October, just six months after signing an agreement with Microsoft, we introduced our first two devices based on the Windows Phones platform — the Nokia Lumia 800 and the Nokia Lumia 710. We brought the new devices to market ahead of schedule, demonstrating that we are changing the clock speed of Nokia. To date, we have introduced Lumia to consumers in Europe, Hong Kong, India, Russia, Singapore, South Korea and Taiwan.

We have also started our important re-entry into the North American market. Earlier this month, T-Mobile started selling the Nokia Lumia 710 as a lead device. We also announced the new Nokia Lumia 900 with AT&T, and immediately received a number of industry awards. The Nokia Lumia 900 is our third Lumia device, our first LTE device designed specifically for the North American market, and AT&T is positioning the Lumia 900 as a lead LTE device.

In the war of ecosystems, clearly there are some strong contenders already on the field. And with Lumia, we have demonstrated that we belong on the field.  Our specific intent has been to establish a beachhead in this war of ecosystems, and country by country that is what we are now accomplishing. To date we have sold well over 1 million Lumia devices. From this beachhead of more than 1 million Lumia devices, you will see us push forward with the sales, marketing and successive product introductions necessary to be successful.  We also plan to bring the Lumia series to additional markets including China and Latin America in the first half of 2012.

And, while we progressed in the right direction in 2011, we still have a tremendous amount to accomplish in 2012, and thus, it is my assessment that we are in the heart of our transition.

Specifically, changing market conditions are putting increased pressure on Symbian. In certain markets, there has been an acceleration of the anticipated trend towards lower-priced smartphones with specifications that are different from Symbian’s traditional strengths. As a result of the changing market conditions, combined with our increased focus on Lumia, we now believe that we will sell fewer Symbian devices than we previously anticipated.

During Q4, we also formed the Location & Commerce business to drive value from our leading mapping and location-based services platform. We conducted annual impairment testing in Q4 in the context of our new structure and plans for the future, and valued the Location & Commerce business at EUR 4.1 billion, resulting in an impairment of goodwill of EUR 1.1 billion. The Location & Commerce business is an important asset that is bringing differentiating location-based services to Nokia, the Windows Phone ecosystem, and other Microsoft products such as Bing. We believe this is the leading location-based services platform with an opportunity to become tremendously powerful as computing goes more mobile, and location increasingly becomes a critical organizing dimension for a person’s experiences.

In summary, with a strong balance sheet, our performance in mobile phones and the new excitement around Lumia, we are confident that we are on the right track to build long-term value.

NOKIA OUTLOOK

•                  Nokia expects its non-IFRS Devices & Services operating margin in the first quarter 2012 to be around breakeven, ranging either above or below by approximately 2 percentage points. This outlook is based on our expectations regarding a number of factors, including:

•                  competitive industry dynamics, particularly impacting our Smart Devices business unit;

•                  a greater-than-normal seasonal decline in Devices & Services net sales;

•                  timing, ramp-up, and consumer demand related to our new products;

•                  the macroeconomic environment.

•                  Nokia continues to target to reduce Devices & Services non-IFRS operating expenses by more than EUR 1 billion for the full year 2013, compared to the recasted full year 2010 Devices & Services non-IFRS operating expenses of EUR 5.35 billion.

•                  Nokia and Nokia Siemens Networks expect Nokia Siemens Networks non-IFRS operating margin to be negative in the earlier part of 2012. In the first quarter of 2012, Nokia Siemens Networks expects substantial charges related to its previously announced global restructuring program aimed at maintaining long-term competitiveness and improving profitability. Due to the nature of the restructuring program as well as prevailing uncertain macroeconomic conditions, the timing of improvements in profitability is uncertain and therefore Nokia Siemens Networks’ non-IFRS operating margin in 2012 is expected to be volatile. Thus, Nokia and Nokia Siemens Networks do not believe it is appropriate to give specific full year or quarterly guidance for Nokia Siemens Networks during 2012.

•                  Nokia Siemens Networks continues to target to reduce its non-IFRS annualized operating expenses and production overheads by EUR 1 billion by the end of 2013, compared to the end of 2011.

LONGER TERM OUTLOOK AND TARGETS

Nokia believes it is currently not appropriate to provide annual targets for 2012 mainly for the following reasons:

•                  2012 is expected to continue to be a year of transition, during which our Devices & Services business will be subject to risks and uncertainties. Those risks and uncertainties include, among others, consumer demand for our Symbian devices; the timing, ramp-up, and consumer demand related to new products, including our Lumia devices; and further pressure on margins as competitors endeavor to capitalize on our platform and product transition;

•                  Nokia Siemens Networks has announced a new strategy which focuses its business on mobile broadband and services, and has launched an extensive global restructuring program.

•                  Additionally, the macroeconomic environment is making it increasingly difficult to estimate our outlook and provide reliable targets.

Longer-term, Nokia targets:

•                  Devices & Services net sales to grow faster than the market.

•                  Devices & Services non-IFRS operating margin to be 10% or more.

Longer-term, Nokia and Nokia Siemens Networks target:

•                  Nokia Siemens Networks’ non-IFRS operating margin to be between 5% and 10%.

FOURTH QUARTER 2011 FINANCIAL HIGHLIGHTS

The non-IFRS results exclude:

Q4 2011 — EUR 1 432 million (net) consisting of:

•                  EUR 1 090 million partial impairment of goodwill in Location & Commerce

•                  EUR 25 million restructuring charge in Location & Commerce

•                  EUR 119 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 100 million restructuring charge and EUR 36 million associated impairments in Devices & Services

•                  EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

•                  EUR 86 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 23 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 49 million benefit from a cartel claim settlement

Q4 2010 — EUR 206 million (net) consisting of:

•                  EUR 28 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 85 million restructuring charges in Devices & Services

•                  EUR 147 million gain on sale of wireless modem business in Devices & Services

•                  EUR 116 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 119 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 5 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications, Novarra and Motally in Devices & Services

Q4 2010 taxes — EUR 52 million non-cash tax benefit from reassessment of recoverability deferred tax assets in Nokia Siemens Networks

Q3 2011 — EUR 323 million (net) consisting of:

•                  EUR 26 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 59 million restructuring charge and EUR 54 million associated impairments in Devices & Services

•                  EUR 24 million positive Accenture deal closing adjustment in Devices & Services

•                  EUR 94 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 113 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008.

Nokia Group

Nokia has three businesses that reflect its new operational structure implemented during 2011 — Devices & Services, Location & Commerce and Nokia Siemens Networks.  As of April 1, 2011, Devices & Services has two operating and reportable segments — Smart Devices, which focuses on smartphones, and Mobile Phones, which focuses on mass market mobile devices — as well as Devices & Services Other.  As of October 1, 2011, a new operating and reportable segment, Location & Commerce, was formed by combining the NAVTEQ business with Nokia’s social location services operations, which focuses on location based services and local commerce.  From the third quarter of 2008 until the end of the third quarter of 2011, NAVTEQ was a separate reportable segment of Nokia.

Prior period results for each quarter and the full year 2010 and Q1, Q2 and Q3 2011 have been recasted (on an unaudited basis) for comparability purposes according to the new reporting format. Recasted reported financial information can be accessed at: http://www.nokia.com/investors

The following chart sets out the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

FOURTH QUARTER 2011 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Group net sales — reported	-21%	11%
Group net sales - constant currency(1)	-19%	11%
Devices & Services net sales — reported	-29%	11%
Devices & Services net sales - constant currency(1)	-26%	12%
Nokia Siemens Networks net sales — reported	-4%	12%
Nokia Siemens Networks net sales - constant currency(1)	-5%	10%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

The following chart sets out Nokia Group’s cash flow for the periods indicated and financial position at the end of the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

EUR million	Q4/2011	Q4/2010	YoY Change	Q3/2011	QoQ Change
Net cash from operating activities	634	2 436	-74%	852	-26%
Total cash and other liquid assets	10 902	12 275	-11%	10 809	1%
Net cash and other liquid assets(1)	5 581	6 996	-20%	5 067	10%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

Year-on-year, net cash and other liquid assets decreased by EUR 1.4 billion primarily due to payment of the dividend, cash outflows related to the acquisition of Motorola Solutions’ networks assets, and capital expenditures, partially offset by positive overall net cash from operating activities and a EUR 500 million equity investment in Nokia Siemens Networks by Siemens.

Sequentially, net cash and other liquid assets increased by EUR 514 million primarily due to underlying profitability, net working capital improvements in Nokia Siemens Networks, cash inflows related to IPR, positive foreign exchange impact on our cash balances, and the receipt of a platform support payment from Microsoft, partially offset by net cash outflows related to taxes, capital expenditures, and hedging activities.

Our broad strategic agreement with Microsoft includes platform support payments from Microsoft to us as well as software royalty payments from us to Microsoft.  In the fourth quarter 2011, we received the first quarterly platform support payment of USD 250 million (EUR 180 million).  We have a competitive software royalty structure, which includes minimum software royalty commitments. Over the life of the agreement, both the platform support payments and the minimum software royalty commitments are expected to measure in the billions of US Dollars.

Devices & Services

As of April 1, 2011, our Devices & Services business has two operating and reportable segments — Smart Devices, which focuses on smartphones, and Mobile Phones, which focuses on mass market mobile devices — as well as Devices & Services Other.  Additionally, in 2011 we announced plans to create a new Location & Commerce business which combines NAVTEQ and Nokia’s social location services operations from Devices & Services. The Location & Commerce business is an operating and reportable segment beginning October 1, 2011. Prior period results for each quarter and the full year 2010 and Q1, Q2 and Q3 2011 have been recasted (on an unaudited basis) for comparability purposes according to the new reporting format. Recasted reported financial information can be accessed at: http://www.nokia.com/investors

The following chart sets out a summary of the results for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates.

DEVICES & SERVICES RESULTS SUMMARY

	Q4/2011	Q4/2010	YoY Change	Q3/2011	QoQ Change
Net sales (EUR million)(1)	5 997	8 499	-29%	5 392	11%
Mobile device volume (million units)	113.5	123.7	-8%	106.6	6%
Mobile device ASP (EUR)	53	69	-23%	51	4%
Non-IFRS gross margin (%)	25.8%	29.0%		25.7%
Non-IFRS operating expenses (EUR million)	1 262	1 431	-12%	1 126	12%
Non-IFRS operating margin (%)	4.9%	12.1%		4.8%

Note 1: Includes IPR royalty income recognized in Devices & Services Other net sales.

Net Sales

The year-on-year decline and sequential increase in our Devices & Services net sales are discussed below in our operating analysis of our Smart Devices and Mobile Phones business units. No non-recurring IPR royalty income was recognized in the fourth quarter 2011, compared with approximately EUR 70 million recognized in the third quarter 2011 and approximately EUR 30 million recognized in the fourth quarter 2010 in Devices & Services Other which benefited our overall Devices & Services results in those quarters.   At constant currency, Devices & Services net sales would have decreased 26% year-on-year and increased 12% sequentially.

The following chart sets out the net sales for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area. The IPR royalty income described in the paragraph above has been allocated to the geographic areas contained in this chart.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

EUR million	Q4/2011	Q4/2010	YoY Change	Q3/2011	QoQ Change
Europe	1 922	3 088	-38%	1 394	38%
Middle East & Africa	1 065	1 177	-10%	957	11%
Greater China	1 008	1 682	-40%	1 240	-19%
Asia-Pacific	1 297	1 603	-19%	1 197	8%
North America	53	233	-77%	73	-27%
Latin America	652	715	-9%	531	23%
Total	5 997	8 499	-29%	5 392	11%

Volume

The following chart sets out the mobile device volumes for our Devices & Services business for the periods indicated, as well as the year—on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY GEOGRAPHIC AREA

million units	Q4/2011	Q4/2010	YoY Change	Q3/2011	QoQ Change
Europe	25.3	33.5	-24%	20.7	22%
Middle East & Africa	25.9	22.2	17%	26.0	0%
Greater China	14.7	21.9	-33%	15.9	-8%
Asia-Pacific	34.7	31.3	11%	32.4	7%
North America	0.5	2.6	-81%	0.7	-29%
Latin America	12.4	12.2	2%	10.9	14%
Total	113.5	123.7	-8%	106.6	6%

On a year-on-year basis, the decline in our total Devices & Services volumes in the fourth quarter 2011 was driven by significantly lower Smart Devices volumes. Mobile Phones volumes were approximately flat year-on-year.

The sequential increase in our total Devices & Services volumes in the fourth quarter 2011 was driven by higher Mobile Phones and Smart Device volumes supported by an increased seasonal demand for our devices.

During the fourth quarter 2011, our overall channel inventory increased on a sequential basis. We ended the fourth quarter 2011 with our sales channel inventories within our normal range of 4-6 weeks.

Average Selling Price

On a year-on-year basis, the overall decrease in our Devices & Services ASP in the fourth quarter 2011 was driven primarily by the lower ASP in Mobile Phones and, to a lesser extent, Smart Devices, a higher proportion of Mobile Phones sales, the negative impact from foreign currency hedging and the appreciation of the Euro against certain currencies, partially offset by a positive impact from lower deferral of revenue related to services sold in combination with our devices.

On a sequential basis, the overall increase in our Devices & Services ASP in the fourth quarter 2011 was driven primarily by a product mix shift towards Smart Devices, the depreciation of the Euro against certain currencies and a lower deferral of revenue related to services sold in combination with our devices, partially offset by a negative impact from foreign currency hedging, pricing pressure and lower IPR royalty income as the third quarter 2011 ASP benefited from the recognition of non-recurring IPR royalty income discussed above.

Gross Margin

On a year-on-year basis, the decline in our Devices & Services non-IFRS gross margin in the fourth quarter 2011 was driven by gross margin declines in both Smart Devices and Mobile Phones, partially offset by higher IPR royalty income.

On a sequential basis, the slight increase in our Devices & Services non-IFRS gross margin in the fourth quarter 2011 was driven primarily by gross margin improvements in Mobile Phones, almost entirely offset by the gross margin decline in Smart Devices and lower IPR royalty income.

Operating Expenses

Devices & Services non-IFRS research and development expenses decreased 16% year-on-year due to declines in Smart Devices and Devices & Services Other research and development expenses, partially offset by a year-on-year increase in Mobile Phones research and development expenses. The decreases in Smart Devices and Devices & Services Other research and development expenses were due primarily to a focus on priority projects and cost controls. The increase in Mobile Phones research and development expenses was primarily due to investments in product development to bring new innovations to the market in support of our strategy to bring internet to the next billion, partially offset by a focus on priority projects and cost controls.

On a sequential basis, Devices & Services non-IFRS research and development expenses increased by 12% primarily due to an increase in Mobile Phones research and development expenses as we invested to support our Internet for the next billion strategy.

Devices & Services non-IFRS sales and marketing expenses decreased 5% year-on-year, primarily due to lower sales, and increased 19% sequentially. The sequential increase was primarily driven by higher marketing expenses, particularly relating to our new smartphone launches in Smart Devices.

Devices & Services non-IFRS administrative and general expenses decreased 28% year-on-year and 22% sequentially. In the fourth quarter 2011, Devices & Services non-IFRS other income and expense had a slight positive year-on-year and sequential impact on profitability. Reported other income and expense was significantly adversely impacted in the fourth quarter 2011 primarily as a result of restructuring-related expenses discussed below, which were recognized in Devices & Services Other, partially offset by a benefit related to a cartel claim settlement.

Cost Reduction Activities and Planned Operational Adjustments

We are continuing to target to reduce our Devices & Services non-IFRS operating expenses by more than EUR 1 billion for the full year 2013, compared to the recasted full year 2010 Devices & Services non-IFRS operating expenses of EUR 5.35 billion. This reduction is expected to come from a variety of different sources and initiatives, including a planned reduction in the number of employees and normal personnel attrition, a reduction in the use of outsourced professionals, reductions in facility costs, and various improvements in efficiencies.

During the fourth quarter 2011, Devices & Services recognized net charges of EUR 136 million related to restructuring activities, which included restructuring charges and associated impairments. As of the end of the fourth quarter 2011, we had recognized cumulative charges of EUR 797 million related to restructuring activities in 2011. While the total extent of the restructuring activities is still to be determined, we currently anticipate cumulative charges in Devices & Services of around EUR 900 million before the end of 2012. We also believe total cash outflows related to our Devices & Services restructuring activities will be below the level of the cumulative charges related to these restructuring activities.

Smart Devices

The following chart sets out a summary of the results for our Smart Devices business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

SMART DEVICES RESULTS SUMMARY

	Q4/2011	Q4/2010	YoY Change	Q3/2011	QoQ Change
Net sales (EUR millions)(1)	2 747	4 396	-38%	2 194	25%
Smart Devices volume (million units)	19.6	28.6	-31%	16.8	17%
Smart Devices ASP (EUR)	140	154	-9%	131	7%
Gross margin (%)	19.9%	28.7%		20.7%
Operating expenses (EUR millions)	732	899	-19%	656	12%
Contribution margin (%)	-7.0	11.6%		-8.7%

Note 1: Does not include IPR royalty income. IPR royalty income is recognized in Devices & Services Other net sales.

Net Sales

The year-on-year decline in our Smart Devices net sales in the fourth quarter 2011 was primarily due to significantly lower volumes. On a sequential basis, the increase in our Smart Devices net sales in the fourth quarter 2011 was due to the higher volumes and ASP.

Volume

The year-on-year decline in our Smart Devices volumes in the fourth quarter 2011 continued to be driven by the strong momentum of competing smartphone platforms relative to our Symbian devices in all regions, particularly in Europe.

On a sequential basis, the increase in our Smart Devices volumes in the fourth quarter 2011 was primarily driven by the broader availability throughout the quarter of the Nokia N9 and the shipments during the quarter of the Nokia Lumia 800 and 710 in selected markets, as well as increased seasonal demand for our devices.

Average Selling Price

The year-on-year decline in our Smart Devices ASP in the fourth quarter 2011 was driven primarily by a higher proportion of sales of lower priced Symbian devices and price erosion due to the competitive environment, as well as the negative impact from foreign currency hedging. Our ASP in the fourth quarter 2011 benefited from the sales of the higher priced Nokia N9 and Nokia Lumia devices and a lower deferral of revenue related to services sold in combination with our devices.

Sequentially, the increase in our Smart Devices ASP in the fourth quarter 2011 was driven primarily by a positive mix shift towards our newer higher priced smartphones, the depreciation of the Euro against certain currencies and the lower deferral of revenue related to services sold in combination with our devices, partially offset by price erosion and the negative impact from foreign currency hedging.

Gross Margin

The year-on-year decline in our Smart Devices gross margin in the fourth quarter 2011 was driven primarily by greater price erosion than cost erosion due to the competitive environment and the Symbian related allowances discussed below, partially offset by the lower deferral of revenue related to services sold in combination with our devices and the positive impact from foreign currency hedging.

On a sequential basis, the decline in our Smart Devices gross margin in the fourth quarter 2011 was driven primarily by the Symbian related allowances discussed below, greater price erosion than cost erosion, and the negative impact from foreign currency hedging, which partially offset the positive impact from the lower deferral of revenue related to services sold in combination with our devices and lower fixed manufacturing costs.

Following the announcement of our strategic partnership with Microsoft in February 2011, our strategy included the expectation to sell approximately 150 million more Symbian devices in the years to come. However, changing market conditions are putting increased pressure on Symbian. In certain markets, there has been an acceleration of the anticipated trend towards lower-priced smartphones with specifications that are different from Symbian’s traditional strengths, which has contributed to a faster decline of our Symbian volumes than we anticipated.  We expect this trend to continue in 2012. To maximize the value of the Symbian asset going forward, we expect to continue shipping Symbian devices in specific regions and distribution channels, as well as to continue to provide software support to our Symbian customers through 2016. As a result of the changing market conditions, combined with our increased focus on Lumia, we now believe we will sell fewer Symbian devices than previously anticipated. Thus, in the fourth quarter 2011, we recognized allowances for excess component inventory and future purchase commitments related to Symbian.

Mobile Phones

The following chart sets out a summary of the results for our Mobile Phones business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

MOBILE PHONES RESULTS SUMMARY

	Q4/2011	Q4/2010	YoY Change	Q3/2011	QoQ Change
Net sales (EUR millions)(1)	3 040	3 948	-23%	2 915	4%
Mobile Phones volume (million units)	93.9	95.0	-1%	89.8	5%
Mobile Phones ASP (EUR)	32	42	-24%	32	0%
Gross margin (%)	27.7%	28.5%		23.6%
Operating expenses (EUR million)	429	410	5%	404	6%
Contribution margin (%)	13.5%	18.1%		10.1%

Note 1: Does not include IPR royalty income. IPR royalty income is recognized in Devices & Services Other net sales.

Net Sales

On a year-on-year basis, our Mobile Phones net sales in the fourth quarter 2011 decreased due to the lower ASP.  On a sequential basis, the increase in our Mobile Phones net sales in the fourth quarter 2011 was due to higher volumes.

Volume

Mobile Phones volumes in the fourth quarter 2011 were approximately flat year-on-year. This was primarily driven by our reduced portfolio of higher priced mobile phones compared to the fourth quarter 2010, almost entirely offset by a portfolio renewal, such as the broad availability of dual SIM devices, and higher volumes at lower price points in the fourth quarter 2011.

On a sequential basis, the increase in our Mobile Phones volumes in the fourth quarter 2011 was primarily driven by the broader availability of our dual SIM devices as well as the ongoing product renewal across the mobile phones portfolio, and to a lesser extent from higher seasonal demand for our mobile products.

Average Selling Price

The year-on-year decline in our Mobile Phones ASP in the fourth quarter 2011 was primarily driven by an increased proportion of sales of lower priced devices, the negative impact from foreign currency hedging and the appreciation of the Euro against certain currencies.

On a sequential basis, our Mobile Phones ASP was unchanged with relatively stable prices across the portfolio. The negative impact from foreign currency hedging in the fourth quarter 2011 was offset by the deprecation of the Euro compared to certain currencies and the lower deferral of revenue related to services sold in combination with our devices.

Gross Margin

The year-on-year decline in our Mobile Phones gross margin in the fourth quarter 2011 was primarily due to greater price erosion than cost erosion and the appreciation of the Euro against certain currencies partially offset by a positive mix shift towards higher margin mobile phones, the positive impact from foreign currency hedging, and the lower deferral of revenue related to services sold in combination with our devices.

The sequential increase in our Mobile Phones gross margin in the fourth quarter 2011 primarily reflected the positive impact from foreign currency hedging, greater cost erosion than price erosion, the lower deferral of revenue related to services sold in combination with our devices, lower warranty costs and more efficient utilization of manufacturing capacity, partially offset by the depreciation of the Euro against certain currencies.

Location & Commerce

On June 22, 2011, we announced plans to create a new Location & Commerce business which combines NAVTEQ and Nokia’s social location services operations from Devices & Services. The Location & Commerce business is an operating and reportable segment beginning October 1, 2011. In addition to a broad portfolio of products and services for the wider internet ecosystem, the Location & Commerce business is creating integrated social location offerings in support of Nokia’s strategic goal in smartphones, including the Nokia experience with Windows Phone, as well as support for bringing the internet to the next billion. From the third quarter 2008 until the end of the third quarter 2011, NAVTEQ was a separate reportable segment of Nokia. Prior period results for each quarter and the full year 2010 and Q1, Q2 and Q3 2011 have been recasted (on an unaudited basis) for comparability purposes according to the new reporting format that became effective on October 1, 2011. Recasted reported financial information can be accessed at: http://www.nokia.com/investors.

The following chart sets out a summary of the results for Location & Commerce for the periods indicated, as well as the year-on-year and sequential growth rates.

LOCATION & COMMERCE RESULTS SUMMARY

	Q4/2011	Q4/2010	YoY Change	Q3/2011	QoQ Change
Net sales (EUR millions)	306	265	15%	282	9%
Non-IFRS gross margin (%)	77.8%	82.6%		81.6%
Non-IFRS operating expenses (EUR millions)	206	246	-16%	201	2%
Non-IFRS operating margin (%)	9.5%	-10.9%		9.9%

Net Sales

The year-on-year increase in Location & Commerce net sales in the fourth quarter 2011 was primarily driven by higher recognition of deferred revenue related to sales of map platform licenses to Smart Devices and, to a lesser extent, by higher sales of map content licenses to vehicle customers due to higher consumer uptake of vehicle navigation systems, partially offset by lower sales to portable navigation devices (PND) customers.

Sequentially, the increase in Location & Commerce net sales in the fourth quarter 2011 was primarily due to seasonally strong sales of map content licenses in the vehicle segment due to higher consumer uptake of vehicle navigation systems and increased sales of updates.

Gross Margin

On a sequential basis, the decline in Location & Commerce non-IFRS gross margin in the fourth quarter 2011 was primarily due to an increased proportion of lower gross margin sales and a shift of research and development operating expenses to cost of sales as a result of the divestiture of the media advertising business.

On a year-on-year basis, the decline in Location & Commerce non-IFRS gross margin in the fourth quarter 2011 was primarily due to a shift of research and development operating expenses to cost of sales as a result of the divestiture of the media advertising business.

Operating Expenses

Location & Commerce non-IFRS research and development expenses decreased 16% year-on-year reflecting a shift in expenses from research and development to costs of sales related to the divestiture of the media advertising business. Location & Commerce non-IFRS research and development expenses increased 1% sequentially primarily driven by the timing of projects related to product development.

Location & Commerce non-IFRS sales and marketing expenses decreased 22% year-on-year primarily driven by lower spending on product marketing. Location & Commerce non-IFRS sales and marketing expenses increased 6% sequentially, primarily driven by seasonal increases in marketing expenses related to map update marketing campaigns.

Location & Commerce non-IFRS administrative and general expenses decreased 5% year-on-year primarily driven by a focus on cost controls. Location & Commerce non-IFRS administrative and general expenses increased 13% sequentially primarily driven by increased depreciation related to the closure of offices.

In the fourth quarter 2011, we conducted our annual impairment testing to assess if events or changes in circumstances indicated that the carrying amount of our goodwill may not be recoverable.  As a result, we recorded a charge to operating profit of EUR 1 090 million for the impairment of goodwill in our Location & Commerce business. The impairment charge is based on our estimate that the recoverable amount of Location & Commerce is EUR 4.1 billion. After the impairment charge, the carrying amount of goodwill for Location & Commerce is EUR 3.3 billion. The impairment negatively impacted our reported EPS by EUR 0.29.

The impairment charge is the result of an evaluation of the projected financial performance of our Location & Commerce business. This takes into consideration the market dynamics in digital map data and related location-based content markets, including our estimate of the market moving long-term from fee-based towards advertising-based models especially in some more mature markets. It also reflects recently announced results and related competitive factors in the local search and advertising market resulting in lower estimated growth prospects from our location-based assets integrated with different advertising platforms. After consideration of all relevant factors, we reduced the net sales projections for Location & Commerce which, in turn, reduced projected profitability and cash flows.

The Location & Commerce business is an important asset that is bringing differentiating location-based services to Nokia, the Windows Phone ecosystem, and other Microsoft products such as Bing. We believe this is the leading location-based services platform with an opportunity to become tremendously powerful as computing goes more mobile.

Nokia Siemens Networks

Nokia Siemens Networks completed the acquisition of Motorola Solutions’ networks assets on April 30, 2011. Accordingly, the results of Nokia Siemens Networks for the fourth quarter 2011 are not directly comparable to its results for the fourth quarter 2010.

The following chart sets out a summary of the results for Nokia Siemens Networks for the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA SIEMENS NETWORKS RESULTS SUMMARY

	Q4/2011	Q4/2010	YoY Change	Q3/2011	QoQ Change
Net sales (EUR millions)	3 815	3 961	-4%	3 413	12%
Non-IFRS gross margin (%)	29.2%	26.4%		26.8%
Non-IFRS operating expenses (EUR millions)	943	881	7%	936	1%
Non-IFRS operating margin (%)	4.6%	3.7%		0.2%

Net Sales

The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR millions	Q4/2011	Q4/2010	YoY Change	Q3/2011	QoQ Change
Europe	1 272	1 357	-6%	1 074	18%
Middle East & Africa	394	423	-7%	301	31%
Greater China	438	508	-14%	302	45%
Asia-Pacific	909	978	-7%	978	-7%
North America	293	226	30%	304	-4%
Latin America	509	469	9%	454	12%
Total	3 815	3 961	-4%	3 413	12%

The year-on-year decrease in Nokia Siemens Networks’ net sales in the fourth quarter 2011 was driven primarily by a decline in sales of infrastructure equipment, which more than offset the contribution from the acquired Motorola Solutions networks assets and a slight increase in sales of services. Excluding the acquired Motorola Solutions networks assets, net sales would have decreased by 11% year-on-year. The sequential increase in Nokia Siemens Networks’ net sales in the fourth quarter 2011 was driven primarily by industry seasonality. Services represented slightly over 50% of Nokia Siemens Networks’ net sales in the fourth quarter 2011.

At constant currency, Nokia Siemens Networks’ net sales would have decreased 5% year-on-year and increased 10% sequentially.

Gross Margin

The higher year-on-year and sequential Nokia Siemens Networks’ non-IFRS gross margin in the fourth quarter 2011 was primarily due to higher software sales, improved performance in services and the contribution from the acquired Motorola assets.

Operating Expenses

Nokia Siemens Networks’ non-IFRS research and development expenses increased 10% year-on-year primarily due to the addition of research and development operations relating to the acquired Motorola Solutions networks assets as well as investments in strategic initiatives. On a sequential basis, Nokia Siemens Networks’ non-IFRS research and development expenses increased 2% driven by higher seasonal revenues, largely offset by cost control initiatives and focus on strategic investments.

Nokia Siemens Networks’ non-IFRS sales and marketing expenses increased 1% year-on-year primarily due to the addition of sales and marketing operations relating to the acquired Motorola Solutions networks assets, partially offset by cost control initiatives. On a sequential basis, Nokia Siemens Networks non-IFRS sales and marketing expenses decreased 1% reflecting cost control initiatives.

Nokia Siemens Networks’ non-IFRS administrative and general expenses increased 8% year-on-year, reflecting the higher net sales and the addition of Motorola Solutions’ network assets. Sequentially, Nokia Siemens Networks non-IFRS administrative and general expenses decreased 1%.

The year-on-year improvement in Nokia Siemens Networks’ non-IFRS other income for the fourth quarter 2011 primarily reflected lower indirect tax provisions as well as lower allowances for doubtful accounts. Sequentially, Nokia Siemens Networks’ non-IFRS other income decreased primarily due to higher indirect tax provisions and some write-offs.

Operating Margin

The higher year-on-year Nokia Siemens Networks non-IFRS operating margin in the fourth quarter 2011 primarily reflected the higher gross margin, partially offset by increased operating expenses.

The sequential increase in Nokia Siemens Networks’ non-IFRS operating margin in the fourth quarter 2011 primarily reflected the high net sales and gross margin, as well strong operating expense control.

Strategy Update and Global Restructuring Program

On November 23, 2011, Nokia Siemens Networks announced its strategy to focus on mobile broadband and services and the launch of an extensive global restructuring program.

Nokia Siemens Networks plans to realign its business to focus on mobile broadband (including optical), customer experience management and services. Nokia Siemens Networks’ services organization will further strengthen its global delivery system. Business areas not consistent with the new strategy are planned to be divested or managed for value. Quality and innovation will continue to be priorities for the company, with ongoing investment in both areas.

Nokia Siemens Networks targets to reduce its non-IFRS annualized operating expenses and production overheads by EUR 1 billion by the end of 2013, compared to the end of 2011. While these savings are expected to come largely from organizational streamlining, the company will also target areas such as real estate, information technology, product and service procurement costs, overall general and administrative expenses, and a significant reduction of suppliers in order to further lower costs and improve quality.

Nokia Siemens Networks plans to reduce its global workforce by approximately 17 000 by the end of 2013. These planned reductions are expected to be driven by aligning the company’s workforce with its new strategy as well as through a range of productivity and efficiency measures. These planned measures are expected to include elimination of the company’s matrix organizational structure, site consolidation, transfer of activities to global delivery centers, consolidation of certain central functions, cost synergies from the integration of Motorola’s wireless assets, efficiencies in service operations, and company-wide process simplification.

Nokia Siemens Networks will begin the process of engaging with employee representatives in accordance with country-specific legal requirements to find socially responsible means to address these reduction needs. More information will be shared in impacted countries as the process proceeds. In order to reduce the impact of the planned reductions, Nokia Siemens Networks intends to launch locally led programs at the most affected sites to provide re-training and re-employment support.

In the first quarter of 2012, Nokia Siemens Network expects substantial charges related to this restructuring program.

FOURTH QUARTER 2011 OPERATING HIGHLIGHTS

Devices & Services

•                  Nokia announced the Nokia Lumia 800 and Nokia Lumia 710, the first two Nokia smartphones based on Windows Phone. The Lumia range is designed to bring consumers attractive industrial design, a fast social and Internet experience, leading imaging capabilities as well as signature Nokia experiences optimized for Windows Phone, such as Nokia Drive and Mix Radio. By the end of the quarter, the Nokia Lumia 800, which features a 3.7 inch AMOLED ClearBlack curved display, was on sale in France, Germany, Hong Kong, India, Italy, the Netherlands, Russia, Singapore, Spain, Taiwan and the United Kingdom. Since the end of the year, the Lumia 800 has also gone on sale in Denmark, South Korea, Sweden and Switzerland. By the end of the fourth quarter, the Lumia 710 was on sale in Hong Kong, India, Italy, Russia, Singapore and Taiwan. Since the end of the year, the Lumia 710 has also gone on sale in Germany, Spain and the United States, where it is being offered exclusively through T-Mobile.

•                  Since the end of the quarter, Nokia has announced the Nokia Lumia 900, the first of Nokia’s Windows Phone-based range to feature high-speed LTE connectivity, and which will go on sale in early 2012 in the United States exclusively through AT&T.

•                 Nokia announced four new Series 40-based mobile phones: the Nokia Asha 300, Asha 303, Asha 200 and Asha 201. Each phone supports Nokia’s aim to connect the next billion consumers with devices which offer high-quality, stylish designs, with the best access to social networks and the Internet. The Nokia Asha 300, Asha 303 and Asha 200 — also Nokia’s latest dual SIM device — started shipping during the fourth quarter of 2011, while the Nokia Asha 201 is expected to begin shipping in the first quarter of 2012.

•                  Nokia announced and started shipments of the Nokia 603, an affordable no-compromise smartphone featuring simple pairing, sharing and tag reading with NFC and running on the latest Symbian Belle platform. Nokia also launched the Nokia Luna Bluetooth Headset designed as an in-ear device with NFC pairing capabilities.

•                  Nokia announced and began shipments of two high performance audio headsets, the Nokia Purity HD Stereo Headset by Monster and the in-ear Nokia Purity Stereo Headset by Monster.

Location & Commerce

•                  Location & Commerce made available Nokia Maps and Nokia Drive for Nokia’s new Lumia smartphones. Nokia Maps is a mobile application that gives people new ways to discover and explore the world around them, as well as enabling them to search for addresses and places of interest. Nokia Drive is a dedicated in-car navigation application, equivalent to a fully-fledged PND, including voice-guided navigation in multiple languages for more than 100 countries, 2D and 3D map views and day and night modes.

•                  Location & Commerce launched Nokia Pulse, an application that enables people to instantly share their location or other information with family, friends or any other pre-defined group.

•                  Location & Commerce commercially released Nokia Maps 3.08 for Symbian, providing better and faster ways to find places and the best way to get there.

•                  Location & Commerce launched Nokia Maps 3D at maps.nokia.com/3D with search, routing and sharing functionality.

•                  Location & Commerce began powering Yahoo! Maps.

•                  NAVTEQ was selected by Ford Motor Company to be its exclusive map supplier for the SYNC MyFord Touch navigation system. The agreement positions NAVTEQ as the map data provider for the system in North America, Latin America, the Middle East, Russia and Europe.

•                  NAVTEQ divested its media advertising business to Matchbin, a provider of content management, advertising and local marketplace solutions for media companies.

Nokia Siemens Networks

•                  On November 23, 2011, Nokia Siemens Networks announced a new strategy, including changes to its organizational structure and a significant restructuring program aimed at making the company a leader in mobile broadband and services and improving the company’s competitiveness and profitability.

•                  As part of its new strategy, Nokia Siemens Networks is focusing on mobile broadband and services, and as such has announced a number of planned divestments, with the sale of its Microwave Transport business to DragonWave, its fixed line Broadband Access business to ADTRAN and its WiMAX unit to NewNet Communications Technologies.

•                  Nokia Siemens Networks announced a number of mobile broadband deals, including: working with SKY in Brazil to launch 4G TD-LTE wireless networks for the first time in Latin America; developing the GSM network and expanding 3G/HSPA+ for Polkomtel in Poland; and upgrading the GSM network in the Moscow region for Russian operator Megafon, paving the way for transition to LTE.

•                  Nokia Siemens Networks continued to conduct a number of LTE trials, including collaborating with 02 in the UK to provide LTE services on a trial basis to select users in London, working with Saudi Telecom Company to ensure network availability for the upsurge in traffic during the holy Hajj pilgrimage, and successfully completing Indonesia’s first 1800 MHz LTE trial for Indosat. In Japan, Nokia Siemens Networks implemented its Circuit Switched Fallback (CSFB) technology to enable CDMA and LTE technologies to work together in KDDI’s network.

•                  In optical, Nokia Siemens Networks worked with Italy’s Fastweb using Liquid Transport architecture to deploy the country’s first 100G optical fiber network between Milan and Rome. The company also announced a deal to deliver the world’s longest 40G link, without intermediate amplifiers, in the 354 kilometre under-sea link upgrade for PT Telkom in Indonesia.

•                  In services, Nokia Siemens Networks opened a new Service Delivery Center in Mexico, the company’s fifth worldwide, to provide network planning and optimization services for operators in Latin America, with the intention of extending these capabilities to other regions in due course.

•                  Nokia Siemens Networks was selected by Bharti Airtel to implement a pan-Indian Customer Experience Management platform to enrich data services experience; and to deliver a superior mobile broadband experience to Bharti customers in 16 African countries. In Egypt, Nokia Siemens Networks is upgrading Vodafone’s subscriber data management system, enabling the operator to offer a range of customized services.

For more information, please refer to related press announcements at the following links: www.nokia.com/press and www.nokiasiemensnetworks.com/press

NOKIA IN THE FOURTH QUARTER 2011

(The following discussion is of Nokia’s reported results. Comparisons are given to the fourth quarter 2010 results, unless otherwise indicated.)

Nokia’s net sales decreased 21% to EUR 10 005 million (EUR 12 651 million). Net sales of Smart Devices decreased 38% to EUR 2 747 million (EUR 4 396 million). Net sales of Mobile Phones decreased 23% to EUR 3 040 million (EUR 3 948 million). Net sales of the total Devices & Services business decreased 29% to EUR 5 997 million (EUR 8 499 million). Net sales of Location & Commerce increased 15% to EUR 306 million (EUR 265 million). Net sales of Nokia Siemens Networks decreased 4% to EUR 3 815 million (EUR 3 961 million).

Nokia’s gross profit decreased to EUR 2 904 million (gross profit of EUR 3 727 million), representing a gross margin of 29.0% (29.5%). Gross profit of Smart Devices decreased to EUR 546 million (EUR 1 263 million), representing 19.9% of Smart Devices net sales (28.7%).  Gross profit of Mobile Phones decreased to EUR 842 million (EUR 1 125 million), representing 27.7% of Mobile Phones net sales (28.5%).  Gross profit in the total Devices & Services business decreased to EUR 1 550 million (gross profit of EUR 2 467 million), representing a gross margin of 25.8% (29.0%). Gross profit in Location & Commerce was EUR 238 million (gross profit of EUR 219 million), representing a gross margin of 77.8% (82.6%). Gross profit in Nokia Siemens Networks was EUR 1 116 million (gross profit EUR 1 042 million), representing a gross margin of 29.3% (26.3%).

Nokia’s operating profit decreased to an operating loss of EUR 954 million (operating profit of EUR 884 million), representing an operating margin of -9.5% (7.0%). Contribution of Smart Devices decreased to EUR -191 million (EUR 510 million), representing -7.0% of Smart Devices net sales (11.6%).  Contribution of Mobile Phones decreased to EUR 410 million (EUR 716 million), representing 13.5% of Mobile Phones net sales (18.1%).  Operating profit in the total Devices & Services business decreased to EUR 203 million (operating profit of EUR 1 082 million), representing an operating margin of 3.4% (12.7%). Operating loss in Location & Commerce was EUR 1 205 million (operating loss of EUR 148 million). Operating profit in Nokia Siemens Networks was EUR 67 million (operating profit EUR 1 million), representing an operating margin of 1.8% (0.0%). Group Common Functions expense totaled EUR 19 million (EUR 43 million).

In the period from October to December 2011, net financial expense was EUR 21 million (EUR 65 million). Loss before tax was EUR 974 million (profit before tax EUR 833 million). Loss was EUR 1 076 million (profit EUR 742 million), based on a loss of EUR 1 072 million (profit EUR 745 million) attributable to equity holders of the parent and a loss of EUR 4 million (loss of EUR 3 million) attributable to non-controlling interests. Earnings per share was EUR -0.29 (basic) and EUR -0.29 (diluted), compared with EUR 0.20 (basic) and EUR 0.20 (diluted) in the fourth quarter 2010.

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	10-12/2011	10-12/2010	10-12/2011	10-12/2010

Net sales	10 005	12 651	10 005	12 653
Cost of sales	-7 101	-8 924	-7 103	-8 921

Gross profit	2 904	3 727	2 902	3 732
Research and development expenses	-1 401	-1 539	-1 311	-1 402
Selling and marketing expenses	-986	-1 018	-873	-911
Administrative and general expenses	-267	-310	-257	-291
Impairment of goodwill	-1 090	—	—	—
Other income	87	207	38	60
Other expenses	-201	-183	-21	-98

Operating loss/profit	-954	884	478	1 090
Share of results of associated companies	1	14	1	14
Financial income and expenses	-21	-65	-21	-65

Loss/profit before tax	-974	833	458	1 039
Tax	-102	-91	-184	-186

Loss/profit	-1 076	742	274	853

Loss/profit attributable to equity holders of the parent	-1 072	745	226	817
Loss/profit attributable to non-controlling interests	-4	-3	48	36
	-1 076	742	274	853

Earnings per share EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.29	0.20	0.06	0.22
Diluted	-0.29	0.20	0.06	0.22

Average number of shares (1 000 shares)
Basic	3 710 158	3 709 072	3 710 157	3 709 072
Diluted	3 710 158	3 713 000	3 715 950	3 713 000

Depreciation and amortization, total	380	430	173	190

Share-based compensation expense, total	9	15	9	15

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME IFRS EUR million

(10-12/2011  10-12/2010 and 1-12/2011 unaudited; 1-12/2010 audited)

	10-12/2011	10-12/2010	1-12/2011*	1-12/2010

Loss/profit	-1 076	742	-1 488	1 343

Other comprehensive income
Translation differences	384	161	9	1 302
Net investment hedge losses	-119	-21	-37	-389
Cash flow hedges	45	83	116	-141
Available-for-sale investments	24	-3	70	9
Other increase/decrease, net	-29	-43	-16	45
Income tax related to components of other comprehensive income	21	-2	-16	126

Other comprehensive income, net of tax	326	175	126	952

Total comprehensive income/expense	-750	917	-1 362	2 295

Total comprehensive income/expense attributable to
equity holders of the parent	-782	886	-1 083	2 776
non-controlling interests	32	31	-279	-481
	-750	917	-1 362	2 295

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 10-12/2011	Special items & PPA 10-12/2011	Non-IFRS 10-12/2011	Reported 10-12/2010	Special items & PPA 10-12/2010	Non-IFRS 10-12/2010

Net sales (1)	5 997	—	5 997	8 499	2	8 501
Cost of sales	-4 447	—	-4 447	-6 032	—	-6 032

Gross profit	1 550	—	1 550	2 467	2	2 469
% of net sales	25.8		25.8	29.0		29.0

Research and development expenses (2)	-601	2	-599	-713	3	-710
% of net sales	10.0		10.0	8.4		8.4

Selling and marketing expenses	-587	—	-587	-616	—	-616
% of net sales	9.8		9.8	7.2		7.2

Administrative and general expenses	-76	—	-76	-105	—	-105
% of net sales	1.3		1.3	1.2		1.2

Other income and expenses (3)	-83	87	4	49	-62	-13

Operating profit	203	89	292	1 082	-57	1 025
% of net sales	3.4		4.9	12.7		12.1

(1) Deferred revenue related to acquisitions of EUR 2 million in Q4/10.

(2) Amortization of acquired intangible assets of EUR 2 million in Q4/11 and EUR 3 million in Q4/10.

(3) Restructuring charges of EUR 100 million, impairment of assets EUR 36 million and a benefit from a cartel claim settlement of EUR 49 million in Q4/11. Restructuring charges of EUR 85 million and gain on sale of wireless modem business of EUR 147 million in Q4/10.

LOCATION & COMMERCE, EUR million

(unaudited)

	Reported 10-12/2011	Special items & PPA 10-12/2011	Non-IFRS 10-12/2011	Reported 10-12/2010	Special items & PPA 10-12/2010	Non-IFRS 10-12/2010

Net sales	306	—	306	265	—	265
Cost of sales	-68	—	-68	-46	—	-46

Gross profit	238	—	238	219	—	219
% of net sales	77.8		77.8	82.6		82.6

Research and development expenses (1)	-241	89	-152	-270	89	-181
% of net sales	78.8		49.7	101.9		68.3

Selling and marketing expenses (2)	-66	30	-36	-75	29	-46
% of net sales	21.6		11.8	28.3		17.4

Administrative and general expenses (3)	-18	—	-18	-20	1	-19
% of net sales	5.9		5.9	7.5		7.2

Other income and expenses (4)	-1 118	1 115	-3	-2	—	-2

Operating loss/profit	-1 205	1 234	29	-148	119	-29
% of net sales	-393.8		9.5	-55.8		-10.9

(1) Amortization of acquired intangibles of EUR 89 million in Q4/11 and EUR 89 million in Q4/10.

(2) Amortization of acquired intangibles of EUR 30 million in Q4/11 and EUR 29 million in Q4/10.

(3) Amortization of acquired intangibles of EUR 1 million in Q4/10.

(4) Restructuring charges of EUR 25 million and impairment of goodwill EUR 1 090 million in Q4/11.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 10- 12/2011	Special items & PPA 10-12/2011	Non-IFRS 10-12/2011	Reported 10- 12/2010	Special items & PPA 10-12/2010	Non-IFRS 10-12/2010

Net sales	3 815	—	3 815	3 961	—	3 961
Cost of sales (1)	-2 699	-2	-2 701	-2 919	3	-2 916

Gross profit	1 116	-2	1 114	1 042	3	1 045
% of net sales	29.3		29.2	26.3		26.4

Research and development expenses (2)	-559	-1	-560	-556	46	-510
% of net sales	14.7		14.7	14.0		12.9

Selling and marketing expenses (3)	-333	83	-250	-325	77	-248
% of net sales	8.7		6.6	8.2		6.3

Administrative and general expenses (4)	-143	10	-133	-141	18	-123
% of net sales	3.7		3.5	3.6		3.1

Other income and expenses (5)	-14	19	5	-19	—	-19

Operating profit	67	109	176	1	144	145
% of net sales	1.8		4.6	0.0		3.7

(1) Reversal of restructuring charges of EUR 2 million in Q4/11 and restructuring charges of EUR 3 million in Q4/10.

(2) Reversal of restructuring charges of EUR 7 million and amortization of acquired intangibles of EUR 6 million in Q4/11.

Restructuring charges of EUR 1 million and amortization of acquired intangibles of EUR 45 million in Q4/10.

(3) Restructuring charges of EUR 4 million and amortization of acquired intangibles of EUR 79 million in Q4/11.

Restructuring charges of EUR 6 million and amortization of acquired intangibles of EUR 71 million in Q4/10.

(4) Restructuring charges of EUR 9 million and amortization of acquired intangibles EUR 1 million in Q4/11.

Restructuring charges EUR 18 million in Q4/10.

(5) Restructuring charges of EUR 19 million in Q4/11.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 10-12/2011	Special items & PPA 10-12/2011	Non-IFRS 10-12/2011	Reported 10-12/2010	Special items & PPA 10-12/2010	Non-IFRS 10-12/2010

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	-1	—	-1

Gross profit	—	—	—	-1	—	-1

Research and development expenses	—	—	—	—	—	—

Selling and marketing expenses	—		—	-2	—	-2

Administrative and general expenses	-30	—	-30	-44	—	-44

Other income and expenses	11	—	11	4	—	4

Operating loss	-19	—	-19	-43	—	-43

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

NOKIA GROUP

	Reported 10-12/2011	Special items & PPA 10-12/2011	Non-IFRS 10-12/2011	Reported 10-12/2010	Special items & PPA 10-12/2010	Non-IFRS 10-12/2010

Net sales (1)	10 005		10 005	12 651	2	12 653
Cost of sales (2)	-7 101	-2	-7 103	-8 924	3	-8,921

Gross profit	2 904	-2	2 902	3 727	5	3 732
% of net sales	29.0		29.0	29.5		29.5

Research and development expenses (3)	-1 401	90	-1 311	-1 539	137	-1 402
% of net sales	14.0		13.1	12.2		11.1

Selling and marketing expenses (4)	-986	113	-873	-1 018	107	-911
% of net sales	9.9		8.7	8.0		7.2

Administrative and general expenses (5)	-267	10	-257	-310	19	-291
% of net sales	2.7		2.6	2.5		2.3

Impairment of goodwill	-1 090	1 090	—	—		—

Other income and expenses (6)	-114	131	17	24	-62	-38

Operating loss/profit	-954	1 432	478	884	206	1 090
% of net sales	-9.5		4.8	7.0		8.6

Share of results of associated companies	1		1	14		14
Financial income and expenses	-21		-21	-65		-65

Loss/profit before tax	-974	1 432	458	833	206	1 039
Tax	-102	-82	-184	-91	-95	-186

Loss/profit	-1 076	1 350	274	742	111	853

Loss/profit attributable to equity holders of the parent	-1 072	1 298	226	745	72	817
Loss/profit attributable to non-controlling interests	-4	52	48	-3	39	36
	-1 076	1 350	274	742	111	853

Earnings per share, EUR (for loss/profit attributable to the equity holders of the parent)
Basic	-0.29	0.35	0.06	0.20	0.02	0.22
Diluted	-0.29	0.35	0.06	0.20	0.02	0.22

Average number of shares (1 000 shares)
Basic	3 710 158		3 710 158	3 709 072		3 709 072
Diluted	3 710 158		3 715 950	3 713 000		3 713 000

Depreciation and amortization, total	380	-207	173	430	-240	190

Share-based compensation expense, total	9	—	9	15	—	15

(1) Deferred revenue related to acquisitions of EUR 2 million in Q4/10.

(2) Reversal of restructuring charges of EUR 2 million in Q4/11 and restructuring charges of EUR 3 million in Q4/10.

(3) Reversal of restructuring charges of EUR 7 million and amortization of acquired intangible assets of EUR 97 million in Q4/11. Restructuring charges of EUR 1 million and amortization of acquired intangible assets of EUR 136 million in Q4/10.

(4) Restructuring charges of EUR 4 million and amortization of acquired intangible assets of EUR 109 million in Q4/11. Restructuring charges of EUR 6 million and amortization of acquired intangible assets of EUR 101 million in Q4/10.

(5) Restructuring charges of EUR 9 million and amortization of acquired intangible assets of EUR 1 million in Q4/11. Restructuring charges of EUR 19 million in Q4/10.

(6) Restructuring charges of EUR 144 million, impairment of assets of EUR 36 million and a benefit from a cartel claim settlement of EUR 49 million in Q4/11. Restructuring charges of EUR 85 million and a gain on sale of wireless modem business of EUR 147 million in Q4/10.

SEGMENT INFORMATION AND ELIMINATIONS

Fourth quarter 2011, reported, EUR million

(unaudited)

	Smart Devices 10-12/2011	Mobile Phones 10-12/2011	Devices & Services other 10-12/2011	Devices & Services 10-12/2011	Location & Commerce 10-12/2011	Nokia Siemens Networks 10-12/2011	Corporate Common 10-12/2011	Eliminations 10-12/2011	Nokia Group 10-12/2011

Net sales (1)	2,747	3 040	210	5 997	306	3 815		-113	10 005
Cost of sales (2)	-2 201	-2 198	-48	-4 447	-68	-2 699		113	-7 101
Gross profit (3)	546	842	162	1 550	238	1 116	—	—	2 904
% of net sales	19.9	27.7	77.1	25.8	77.8	29.3			29.0

Operating expenses	-732	-429	-103	-1 264	-325	-1 035	-30	—	-2 654

Other income and expenses	-5	-3	-75	-83	-1 118	-14	11	—	-1 204

Contribution	-191	410	-16
% of net sales	-7.0	13.5	-7.6

Operating loss				203	-1,205	67	-19	—	-954
% of net sales				3.4	-393.8	1.8			-9.5

Fourth quarter 2010, reported, EUR million

(unaudited)

	Smart Devices 10-12/2010	Mobile Phones 10-12/2010	Devices & Services other 10-12/2010	Devices & Services 10-12/2010	Location & Commerce 10-12/2010	Nokia Siemens Networks 10-12/2010	Corporate Common 10-12/2010	Eliminations 10-12/2010	Nokia Group 10-12/2010

Net sales (1)	4 396	3 948	155	8 499	265	3 961	—	-74	12 651
Cost of sales (2)	-3 133	-2 823	-76	-6 032	-46	-2 919	-1	74	-8 924
Gross profit	1,263	1,125	79	2 467	219	1 042	-1	—	3 727
	28.7	28.5	51.0	29.0	82.6	26.3			29.5

Operating expenses	-899	-410	-125	-1 434	-365	-1 022	-46	—	-2 867

Other income and expenses	146	1	-98	49	-2	-19	4	-8	24

Contribution	510	716	-144
	11.6	18.1	-92.9

Operating profit				1 082	-148	1	-43	-8	884
				12.7	-55.8	0.0			7.0

(1) Includes IPR royalty income recognized in Devices & Services Other net sales.

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones.

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(10-12/2011, 10-12/2010 and 1-12/2011 unaudited, 1-12/2010 audited)

Reported	10-12/2011	Y-o-Y change, %	10-12/2010	1-12/2011	Y-o-Y change, %	1-12/2010

Europe	3 285	-27	4 528	11 875	-19	14 652
Middle-East & Africa	1 466	-9	1 607	5 510	—	5 518
Greater China	1 447	-34	2 191	6 532	-14	7 620
Asia-Pacific	2 207	-15	2 587	8 759	-2	8 946
North America	433	-22	553	1 709	-12	1 953
Latin America	1 167	-2	1 185	4 274	14	3 757

Total	10 005	-21	12 651	38 659	-9	42 446

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.12.11	Y-o-Y change %	31.12.10

Europe	49 255	-10	54 556
Middle-East & Africa	5 062	8	4 681
Greater China	22 568	7	21 050
Asia-Pacific	29 595	1	29 310
North America	8 443	4	8 084
Latin America	15 127	3	14 746

Total	130 050	-2	132 427

NOKIA IN JANUARY — DECEMBER 2011

(The following discussion is of Nokia’s reported results. Comparisons are given to 2010 results, unless otherwise indicated.)

Effective from October 1, 2011, Nokia had three businesses that reflect its new operational structure — Devices & Services, Location & Commerce and Nokia Siemens Networks. Devices & Services includes two operating and reportable segments — Smart Devices, which focuses on smartphones, and Mobile Phones, which focuses on mass market mobile devices — as well as Devices & Services Other. As of October 1, 2011 a new operating and reportable segment, Location & Commerce, was formed by integrating the NAVTEQ business with Nokia’s social location services operations, which focuses on location based services and local commerce. From the third quarter 2008 until the fourth quarter 2011, NAVTEQ was a separate reportable segment of Nokia.

Prior period results for each quarter and the full year 2010 and Q1, Q2 and Q3 2011 have been recasted (on an unaudited basis) for comparability purposes according to the new reporting format. Recasted reported financial information can be accessed at: http://www.nokia.com/investors

In 2011, our net sales decreased 9% to EUR 38.7 billion (EUR 42.4 billion in 2010). Net sales of Devices & Services decreased 18% to EUR 23.9 billion (EUR 29.1 billion). Net sales of Smart Devices decreased 27% to EUR 10 820 million (EUR 14 874 million). Net sales of Mobile Phones decreased 13% to EUR 11 930 million (EUR 13 696 million). Net sales of Location & Commerce increased 25% to EUR 1 091 million (EUR 869 million). Net sales of Nokia Siemens Networks increased 11% to EUR 14.0 billion (EUR 12.7 billion).

In 2011, Europe accounted for 31% (34%) of our net sales, Asia-Pacific 23% (21%), Greater China 17% (18%), Middle East & Africa 14% (13%), Latin America 11% (9%) and North America 4% (5%). The 10 markets in which we generated the greatest net sales in 2011 were, in descending order of magnitude, China, India, Brazil, Russia, Germany, Japan, the United States, the United Kingdom, Italy and Spain, together representing approximately 52% of total net sales in 2011. In comparison, the 10 markets in which we generated the greatest net sales in 2010 were China, India, Germany, Russia, the United States, Brazil, the United Kingdom, Spain, Italy and Indonesia, together representing approximately 52% of total net sales in 2010.

Our gross margin in 2011 was 29.3%, compared to 30.2% in 2010. Gross profit in Devices & Services decreased to EUR 6 640 million (gross profit of EUR 8 722 million), representing a gross margin of 27.7% (29.9%). Gross profit of Smart Devices decreased to EUR 2 561 million (EUR 4 587 million), representing 23.7% of Smart Devices net sales (30.8%).  Gross profit of Mobile Phones decreased to EUR 3 117 million (EUR 3 830 million), representing 26.1% of Mobile Phones net sales (28.0%).  Gross profit in Location & Commerce increased to EUR 877 million (gross profit of EUR 700 million), representing a gross margin of 80.4% (80.5%). Gross profit in Nokia Siemens Networks increased to EUR 3 802 million (gross profit EUR 3 395 million), representing a gross margin of 27.1% (26.8%).

Our 2011 operating loss was EUR 1.1 billion, compared with an operating profit of EUR 2.1 billion in 2010. Our 2011 operating margin was -2.8% (4.9%). Our operating profit in 2011 included purchase price accounting items and other special items of net negative EUR 2.9 billion (net negative EUR 1.1 billion). Operating profit in Devices & Services decreased to EUR 884 million (operating profit of EUR 3 540 million), representing an operating margin of 3.7% (12.2%).  Devices & Services operating profit in 2011 included purchase price accounting items and other special items of net negative EUR 799 million (net positive EUR 137 million).Contribution of Smart Devices decreased to EUR -411 million (EUR 1 376 million), representing -3.8% of Smart Devices net sales (9.3%).  Contribution of Mobile Phones decreased to EUR 1 481 million (EUR 2 327 million), representing 12.4% of Mobile Phones net sales (17.0%). Operating loss in Location & Commerce was EUR 1 526 million (operating loss of EUR 663 million), representing an operating margin of -139.9% (-76.3%). Location & Commerce operating loss included purchase price accounting items and other special items of negative EUR 1.6 billion (net negative EUR 490 million). Operating loss in Nokia Siemens Networks was EUR 300 million (operating loss EUR 686 million), representing an operating margin of -2.1% (-5.4%). Nokia Siemens Networks operating loss in 2011 included purchase price accounting items and other special items of net negative EUR 0.5 billion (net negative EUR 0.8 billion).Group Common Functions expense totaled EUR 131 million in 2011, compared to EUR 113 million in 2010.

Although the mobile device industry continued to see volume growth in 2011, our net sales and profitability were negatively impacted by the increasing momentum of competing smartphone platforms relative to our Symbian smartphones in all regions as we embarked on our platform transition to Windows Phone, as well as our pricing actions due to the competitive environment in both the smartphone and mobile phone markets. In addition, during the first half of 2011 our net sales and profitability were adversely impacted by our lack of dual SIM products, which continued to be a growing part of the market. For Nokia Siemens Networks, net sales growth was driven primarily by the contribution from the acquired Motorola Solutions networks assets, which was completed on April 29, 2011. On a year-on-year basis the movement of the Euro relative to relevant currencies had almost no impact on our overall net sales.

Our research and development expenses were EUR 5.6 billion in 2011, compared to EUR 5.9 billion in 2010. Research and development costs represented 14.5% of our net sales in 2011 (13.8%). Research and development expenses included purchase price accounting items and other special items of EUR 440 million in 2011 (EUR 575 million).

In 2011, our selling and marketing expenses were EUR 3.8 billion, compared to EUR 3.9 billion in 2010. Selling and marketing expenses represented 9.8% of our net sales in 2011 (9.1%). Selling and marketing expenses included purchase price accounting items and other special items of EUR 444 million in 2011 (EUR 429 million).

Administrative and general expenses were EUR 1.1 billion in 2011, compared to EUR 1.1 billion in 2010. Administrative and general expenses were equal to 2.9% of our net sales in 2011 (2.6%). Administrative and general expenses included special items of EUR 37 million in 2011 (EUR 77 million).

Financial income and expenses, net, was an expense of EUR 102 million in 2011 (EUR 285 million). The lower net expense in 2011 was primarily driven by lower net costs related to hedging our cash balances and favorable fluctuations in certain foreign currency exchange rates. Nokia expects financial income and expenses, net, in 2012 to be an expense of approximately EUR 300 million primarily due to higher expected net costs related to hedging our cash balances as well as higher costs related to Nokia Siemens Networks’ financing.

Loss before tax was EUR 1.2 billion in 2011 (profit EUR 1.8 billion). Loss was EUR 1.5 billion (profit of EUR 1.3 billion), based on a loss of EUR 1.2 billion (profit of EUR 1.8 billion) attributable to equity holders of the parent and a loss of EUR 0.3 billion (loss of EUR 0.5 billion) attributable to non-controlling interests. Earnings per share decreased to EUR -0.31 (diluted and basic), compared to EUR 0.50 (diluted and basic).

The following chart sets out Nokia Group’s cash flow for the fiscal years 2011 and 2010 and financial position at the end of each of those years, as well as the year-on-year growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

EUR million	2011	2010	YoY Change
Net cash from operating activities.	1 137	4 774	-76%
Total cash and other liquid assets	10 902	12 275	-11%
Net cash and other liquid assets(1)	5 581	6 996	-20%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

Net cash and other liquid assets decreased by EUR 1.4 billion primarily due to payment of the dividend, cash outflows related to the acquisition of Motorola Solutions’ networks assets, and capital expenditures, partially offset by positive overall net cash from operating activities and a EUR 500 million equity investment in Nokia Siemens Networks by Siemens. In 2011, capital expenditure amounted to EUR 597 million (EUR 679 million).

The following discussion of Nokia’s three businesses — Devices & Services, Location & Commerce and Nokia Siemens Networks — contains non-IFRS results which exclude special items for all periods.  In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008.

Devices & Services

As of April 1, 2011, our Devices & Services business includes two operating and reportable segments — Smart Devices, which focuses on smartphones, and Mobile Phones, which focuses on mass market mobile devices — as well as Devices & Services Other.  Additionally, in 2011 we announced plans to create a new Location & Commerce business which combines NAVTEQ and Nokia’s social location services operations from Devices & Services. The Location & Commerce business is an operating and reportable segment beginning October 1, 2011. Prior period results for each quarter and the full year 2010 and Q1, Q2 and Q3 2011 have been recasted (on an unaudited basis) for comparability purposes according to the new reporting format. Recasted reported financial information can be accessed at: http://www.nokia.com/investors

The following chart sets out a summary of the results for our Devices & Services business and the year-on-year growth rates for the fiscal years 2011 and 2010.

DEVICES & SERVICES RESULTS SUMMARY

	2011	2010	YoY Change
Net sales (EUR millions)(1)	23 943	29 134	-18%
Mobile device volume (million units)	417.1	452.9	-8%
Mobile device ASP (EUR)	57	64	-11%
Non-IFRS gross margin (%)	27.7%	29.9%
Non-IFRS operating expenses (EUR millions)	4 974	5 341	-7%
Non-IFRS operating margin (%)	7.0%	11.7%

Note 1: Includes IPR royalty income recognized in Devices & Services Other net sales.

Net Sales

The decline in Devices & Services net sales in 2011 resulted from lower volumes and ASPs in both Smart Devices and Mobile Phones discussed below, partially offset by higher IPR royalty income discussed below. At a constant currency, Devices & Services net sales would have decreased 17% compared to 2010.

During the second quarter of 2011, Devices & Services net sales were negatively impacted by unexpected sales and inventory patterns, resulting in distributors and operators purchasing fewer of our devices across our portfolio as they reduced their inventories of Nokia devices. Devices & Services net sales were also impacted during the second quarter of 2011 by a negative mix shift towards devices with lower average selling prices and lower gross margins. Our immediate actions enabled us to create healthier sales channel dynamics during the latter weeks of the second quarter 2011. Devices & Services net sales increased sequentially in the fourth quarter 2011, supported by broader product renewal in both Mobile Phones, for example dual SIM devices, and Smart Devices as well as overall industry seasonality.

Our overall Devices & Services net sales in 2011 benefited from the recognition in Devices & Services Other of approximately EUR 450 million (approximately EUR 70 million in 2010) of non-recurring IPR royalty income, as well as strong growth in the underlying recurring IPR royalty income. We believe these developments underline Nokia’s industry leading patent portfolio. During the last two decades, we have invested more than EUR 45 billion in research and development and built one of the wireless industry’s strongest and broadest IPR portfolios, with over 10 000 patent families.  Nokia is a world leader in the development of handheld device and mobile communications technologies, which is also demonstrated by our strong patent position.

The following chart sets out the net sales for our Devices & Services business and year-on-year growth rates by geographic area for the fiscal years 2011 and 2010. The IPR royalty income referred to in the paragraph above has been allocated to the geographic areas contained in this chart.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

EUR million	2011	2010	YoY Change
Europe	7 064	9 736	-27%
Middle East & Africa	4 098	4 046	1%
Greater China	5 063	6 167	-18%
Asia-Pacific	4 896	6 014	-19%
North America	354	901	-61%
Latin America	2 468	2 270	9%
Total	23 943	29 134	-18%

Volume

The following chart sets out the mobile device volumes for our Devices & Services business and year—on-year growth rates by geographic area for the fiscal years 2011 and 2010.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY GEOGRAPHIC AREA

million units	2011	2010	YoY Change
Europe	87.8	112.7	-22%
Middle East & Africa	94.6	83.8	13%
Greater China	65.8	82.5	-20%
Asia-Pacific	118.9	119.1	0%
North America	3.9	11.1	-65%
Latin America	46.1	43.7	5%
Total	417.1	452.9	-8%

On a year-on-year basis, the decline in our total Devices & Services volumes in 2011 was driven by lower volumes in both Smart Devices and Mobile Phones discussed below.

Average Selling Price

On a year-on-year basis, the overall decrease in our Devices & Services ASP in 2011 was driven primarily by the higher proportion of Mobile Phone sales, partially offset by the positive impact from higher IPR royalty income and the lower deferral of revenue related to services sold in combination with our devices. On a year-on-year basis, the impact from the appreciation of the Euro against certain currencies had a slightly negative impact, almost entirely offset by the positive impact from foreign currency hedging.

Gross Margin

On a year-on-year basis, the decline in our Devices & Services non-IFRS gross margin in 2011 was driven by gross margin declines in both Smart Devices and to a lesser extent in Mobile Phones discussed below, partially offset by higher IPR royalty income.

Operating Expenses

Devices & Services non-IFRS research and development expenses decreased 9% year-on-year in 2011 due to declines in Smart Devices and Devices & Services Other research and development expenses, partially offset by an increase in Mobile Phones research and development expenses. The decreases in Smart Devices and Devices & Services Other research and development expenses were due primarily to a focus on priority projects and cost controls. The increase in Mobile Phones research and development expenses was due primarily to investments to accelerate product development to bring new innovations to the market faster and at lower price-points, consistent with Mobile Phones “internet for the next billion” strategy, partially offset by a focus on priority projects and cost controls.

Devices & Services non-IFRS sales and marketing expenses decreased 4% year-on-year in 2011 primarily driven by lower Smart Devices sales and marketing expenditure.

Devices & Services non-IFRS administrative and general expenses decreased 7% year-on-year in 2011, primarily driven by lower Smart Devices administrative and general expenses which more than offset an increase in Devices & Services Other administrative and general expenses.

In 2011, Devices & Services non-IFRS other income and expense was virtually unchanged year-on-year. Reported other income and expense was significantly adversely impacted in 2011 primarily as a result of restructuring related expenses discussed below, which were recognized in Devices & Services Other.

Cost Reduction Activities and Planned Operational Adjustments

We are targeting to reduce our Devices & Services non-IFRS operating expenses by more than EUR 1 billion for the full year 2013, compared to the recasted full year 2010 Devices & Services non-IFRS operating expenses of EUR 5.35 billion. This reduction is expected to come from a variety of different sources and initiatives, including a planned reduction in the number of employees and normal personnel attrition, a reduction in the use of outsourced professionals, reductions in facility costs, and various improvements in efficiencies.

Our cost reduction activities include a strategic collaboration with Accenture to outsource Nokia’s Symbian software development and support activities to Accenture. Approximately 2 300 Nokia employees were transferred to Accenture as part of the transaction which was completed on September 30, 2011.

At the end of the third quarter 2011, we announced plans to take additional actions to align our workforce and operations. The measures include the closure of Nokia’s manufacturing facility in Cluj, Romania, which — together with adjustments to supply chain operations — has impacted approximately 2 200 employees; a plan to shift the focus of Nokia’s manufacturing operations in Salo in Finland, Komarom in Hungary, and Reynosa in Mexico towards customer and market-specific software and sales package customization; and a plan to concentrate the development efforts of Location & Commerce in Berlin in Germany, Boston and Chicago in the U.S., and other supporting sites. The planned changes in Location & Commerce, which include the closure of its operations in Bonn in Germany and Malvern in the U.S., are estimated to impact approximately 1 300 employees.

The planned measures support the execution of our strategy and also target to bring efficiencies and speed to the organization. In line with the company values, Nokia is offering employees affected by the planned reductions a comprehensive support program. We remain committed to supporting employees and the local communities through this difficult change.

As of December 31, 2011, we had recognized cumulative net charges in Devices & Services of EUR 797 million related to restructuring activities in 2011, which included restructuring charges and associated impairments. While the total extent of the restructuring activities is still to be determined, we currently anticipate cumulative charges in Devices & Services of around EUR 900 million before the end of 2012. We also believe total cash outflows related to our Devices & Services restructuring activities will be below the level of the cumulative charges related to these restructuring activities.

Smart Devices

The following chart sets out a summary of the results for our Smart Devices business unit for the periods indicated, as well as the year-on-year growth rates.

SMART DEVICES RESULTS SUMMARY

	2011	2010	YoY Change
Net sales (EUR millions)(1)	10 820	14 874	-27%
Smart Devices volume (million units)	77.3	103.6	-25%
Smart Devices ASP (EUR)	140	144	-3%
Gross margin (%)	23.7%	30.8%
Operating expenses (EUR millions)	2 974	3 392	-12%
Contribution margin (%)	-3.8%	9.3%

Note 1: Does not include IPR royalty income. IPR royalty income is recognized in Devices & Services Other net sales.

Net Sales

The year-on-year decline in our Smart Devices net sales in 2011 was primarily due to significantly lower volumes and, to a lesser extent, lower ASPs.

Volume

The year-on-year decrease in our Smart Device volumes in 2011 was driven by the strong momentum of competing smartphone platforms relative to our higher priced Symbian devices, particularly in Europe and Asia Pacific, as well as pricing tactics by certain competitors. During the second quarter 2011, our Smart Device volumes were also negatively impacted by distributors and operators purchasing fewer of our smartphones as they reduced their inventories of those devices which were slightly above normal levels at the end of the first quarter 2011, particularly in China.  During the second half of 2011, our Symbian competitiveness continued to be challenged across the portfolio driving the significant year-on-year volume decline.

Average Selling Price

The year-on-year decline in our Smart Devices ASP in 2011 was driven primarily by price actions due to the competitive environment and the negative impact from foreign currency hedging, partially offset by a positive mix shift towards higher priced smartphones, such as the Nokia N8, Nokia N9 and Lumia devices, and the lower deferral of revenue related to services sold in combination with our devices, particularly in the second half of 2011.

Although Smart Devices ASP declined progressively during the first three quarters of 2011, Smart Devices ASP increased sequentially in the fourth quarter 2011, supported by sales of the higher priced Nokia N9 and Nokia Lumia devices.

Gross Margin

The year-on-year decline in our Smart Devices gross margin in 2011 was driven primarily by greater price erosion than cost erosion due to the competitive environment, our tactical pricing actions during the second and third quarters of 2011 and an increase in Symbian-related allowances during the fourth quarter 2011, as previously discussed in the fourth quarter 2011 Smart Devices gross margin section.

Following the announcement of our strategic partnership with Microsoft in February 2011, our strategy included the expectation to sell approximately 150 million more Symbian devices in the years to come. To maximize the value of the Symbian asset going forward, we expect to continue shipping Symbian devices in specific geographies and channels as well as to continue to provide software support to our Symbian customers through 2016. As a result of the changing market conditions, combined with our increased focus on Lumia, we now believe we will sell fewer Symbian devices than previously anticipated. Thus, in the fourth quarter 2011, we recognized allowances related to excess component inventory and future purchase commitments.

Mobile Phones

The following chart sets out a summary of the results for our Mobile Phones business unit and year-on-year growth rates for the fiscal years 2011 and 2010.

MOBILE PHONES RESULTS SUMMARY

	2011	2010	YoY Change
Net sales (EUR millions)(1)	11 930	13 696	-13%
Mobile Phones volume (million units)	339.8	349.2	-3%
Mobile Phones ASP (EUR)	35	39	-10%
Gross margin (%)	26.1%	28.0%
Operating expenses (EUR million)	1 640	1 508	9%
Contribution margin (%)	12.4%	17.0%

Note 1: Does not include IPR royalty income. IPR royalty income is recognized in Devices & Services Other net sales.

Net Sales

On a year-on-year basis, our Mobile Phones net sales decreased in 2011 due to lower ASPs and, to a lesser extent, lower volumes.

Volume

The year-on-year decline in our Mobile Phones volumes in 2011 was driven by the challenging competitive environment, especially during the first half of the year due to our lack of dual SIM phones, which continued to be a growing part of the market and pressure from a variety of price aggressive competitors which adversely impacted our Mobile Phones volumes. During 2011, Mobile Phones volumes were also negatively impacted by our reduced portfolio of higher priced mobile phones, as well as by distributors and operators purchasing fewer of our mobile phones during the second quarter 2011 as they reduced their inventories of those devices which were slightly above normal levels at the end of the first quarter 2011.

During the second half of 2011, our Mobile Phones volumes increased year-on-year driven by the introduction and broader availability of our first dual SIM devices and the ongoing product renewal across the mobile phones portfolio, which more than offset our reduced portfolio of higher priced mobile phones.

Average Selling Price

The year-on-year decline in our Mobile Phones ASP in 2011 was primarily due to a higher proportion of sales of lower priced devices driven by a reduced portfolio of higher priced mobile phones and our tactical pricing actions across the portfolio taken which partially impacted the second quarter 2011 and fully impacted the third quarter 2011. In addition, the appreciation of the Euro against certain currencies contributed to the decline which was partially offset by the positive impact from foreign currency hedging.

Gross Margin

The year-on-year decline in our Mobile Phones gross margin in 2011 was due primarily to greater price erosion than cost erosion due to the competitive environment and our tactical pricing actions across the portfolio partially impacting the second quarter 2011 and fully impacting the third quarter 2011, a negative impact from foreign currency hedging and the appreciation of the Euro against certain currencies, partially offset by a product mix shift towards higher margin mobile phones.

Location & Commerce

On June 22, 2011, we announced plans to create a new Location & Commerce business which combines NAVTEQ and Nokia’s social location services operations from Devices & Services. The Location & Commerce business is an operating and reportable segment beginning October 1, 2011. In addition to a broad portfolio of products and services for the wider internet ecosystem, the Location & Commerce business is creating integrated social location offerings in support of Nokia’s strategic goal in smartphones, including the Nokia experience with Windows Phone, as well as support for bringing the internet to the next billion. From the third quarter 2008 until the end of the third quarter 2011, NAVTEQ was a separate reportable segment of Nokia. Prior period results for each quarter and the full year 2010 and Q1, Q2 and Q3 2011 have been recasted (on an unaudited basis) for comparability purposes according to the new reporting format that became effective on October 1, 2011. Recasted reported financial information can be accessed at: http://www.nokia.com/investors.

The following chart sets out a summary of the results for Location & Commerce and year-on-year growth rates for the fiscal years 2011 and 2010.

LOCATION & COMMERCE RESULTS SUMMARY

	2011	2010	YoY Change
Net sales (EUR millions)	1 091	869	26%
Non-IFRS gross margin (%)	80.4%	80.6%
Non-IFRS operating expenses (EUR millions)	827	871	-5%
Non-IFRS operating margin (%)	4.4%	-19.9%

Net Sales

The year-on-year increase in net sales in 2011 was primarily driven by higher sales of map content licenses to vehicle customers due to increased consumer uptake of navigation systems and higher recognition of deferred revenue related to sales of map platform licenses to Smart Devices.

Gross Margin

On a year-on-year basis the non-IFRS gross margin in Location & Commerce was virtually unchanged. In 2011, the non-IFRS gross margin benefited from an increased proportion of higher gross margin sales compared to 2010, which were offset by a reclassification of certain data related charges from operating expenditure to cost of sales in the fourth quarter of 2011.

Operating Expenses

Location & Commerce non-IFRS research and development expenses decreased 5% primarily driven by a focus on cost controls, lower project spending and a shift of research and development operating expenses to cost of sales as a result of the divestiture of the media advertising business.

Location & Commerce non-IFRS sales and marketing expenses decreased 5% primarily driven by a focus on cost controls and lower product marketing spending.

Location & Commerce non-IFRS administrative and general expenses decreased 8% primarily driven by a focus on cost controls, partially offset by increased depreciation costs related to closure of offices.

Nokia Siemens Networks

Nokia Siemens Networks completed the acquisition of Motorola Solutions’ networks assets on April 30, 2011. Accordingly, the results of Nokia Siemens Networks for 2011 are not directly comparable to 2010.

The following chart sets out a summary of the results for Nokia Siemens Networks and year-on-year growth rates for fiscal years 2011 and 2010.

NOKIA SIEMENS NETWORKS RESULTS SUMMARY

	2011	2010	YoY Change
Net sales (EUR millions)	14 041	12 661	11%
Non-IFRS gross margin (%)	27.4%	28.2%
Non-IFRS operating expenses (EUR millions)	3 662	3 456	6%
Non-IFRS operating margin (%)	1.6%	0.8%

Net Sales

The following chart sets out Nokia Siemens Networks net sales and year-on-year growth rates, by geographic area for fiscal years 2011 and 2010.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR millions	2011	2010	YoY Change
Europe	4 469	4 628	-3%
Middle East & Africa	1 391	1 451	-4%
Greater China	1 465	1 451	1%
Asia-Pacific	3 848	2 915	32%
North America	1 077	735	47%
Latin America	1 791	1 481	21%
Total	14 041	12 661	11%

The year-on-year increase in Nokia Siemens Networks’ net sales in 2011 was driven primarily by the contribution from the acquired Motorola Solutions networks assets, which was completed on April 29, 2011. Excluding the acquired Motorola Solutions networks assets, net sales would have increased 4% year-on-year, primarily driven by growth in services, which represented approximately 50% of Nokia Siemens Networks’ net sales in 2011.

At constant currency, Nokia Siemens Networks’ net sales would have increased 11% year-on-year in 2011.

Nokia and Nokia Siemens Networks targeted that Nokia Siemens Networks net sales would grow faster than the market in 2011.  Based on insufficient full year data, we believe that it is not yet possible to determine if this target was achieved.

Gross Margin

The slight decline in Nokia Siemens Networks non-IFRS gross margin in 2011 was primarily due to the competitive industry environment and an unfavorable sales mix towards lower gross margin revenues, partially offset by the positive impact from the acquired Motorola Solutions networks assets.

Operating Expenses

Nokia Siemens Networks’ non-IFRS research and development expenses increased 9% year-on-year in 2011 primarily due to the addition of R&D operations relating to the acquired Motorola Solutions networks assets as well as investments in strategic initiatives.

Nokia Siemens Networks’ non-IFRS sales and marketing expenses were virtually flat year-on-year in 2011 as the increase from the acquired Motorola Solutions networks was offset by ongoing cost control initiatives.

Nokia Siemens Networks’ non-IFRS administrative and general expenses increased 8% year-on-year in 2011, reflecting the higher net sales and the addition of Motorola Solutions’ network assets.

Nokia Siemens Networks’ non-IFRS other income increased year-on-year in 2011 due primarily to improvements in customer collections.

Based on our estimates, Nokia and Nokia Siemens Networks believe that Nokia Siemens Networks was able to materially achieve its target to reduce its non-IFRS annualized operating expenses and production overheads by EUR 500 million by the end of 2011, compared to the end of 2009.

Operating Margin

The higher year-on-year Nokia Siemens Networks non-IFRS operating margin in 2011 primarily reflected the higher net sales and lower operating expense intensity, partially offset by the lower gross margin.

Strategy Update and Global Restructuring Program

On November 23, 2011 Nokia Siemens Networks announced its strategy to focus on mobile broadband and services and the launch of an extensive global restructuring program.

Nokia Siemens Networks plans to realign its business to focus on mobile broadband (including optical), customer experience management and services. Nokia Siemens Networks’ services organization will further strengthen its global delivery system. Business areas not consistent with the new strategy are planned to be divested or managed for value. Quality and innovation will continue to be priorities for the company, with ongoing investment in both areas.

Nokia Siemens Networks targets to reduce its non-IFRS annualized operating expenses and production overheads by EUR 1 billion by the end of 2013, compared to the end of 2011. While these savings are expected to come largely from organizational streamlining, the company will also target areas such as real estate, information technology, product and service procurement costs, overall general and administrative expenses, and a significant reduction of suppliers in order to further lower costs and improve quality.

Nokia Siemens Networks plans to reduce its global workforce by approximately 17 000 by the end of 2013. These planned reductions are expected to be driven by aligning the company’s workforce with its new strategy as well as through a range of productivity and efficiency measures. These planned measures are expected to include elimination of the company’s matrix organizational structure, site consolidation, transfer of activities to global delivery centers, consolidation of certain central functions, cost synergies from the integration of Motorola’s wireless assets, efficiencies in service operations, and company-wide process simplification.

Nokia Siemens Networks will begin the process of engaging with employee representatives in accordance with country-specific legal requirements to find socially responsible means to address these reduction needs. More information will be shared in impacted countries as the process proceeds. In order to reduce the impact of the planned reductions, Nokia Siemens Networks intends to launch locally led programs at the most affected sites to provide re-training and re-employment support.

FULL YEAR 2011 OPERATING HIGHLIGHTS

Nokia

•                  Nokia announced a new strategy for its mobile products business, with three core elements: i) to win in smartphones; ii) to connect the “next billion” consumers to the Internet and information; and iii) to continue to invest in long-term exploratory research into the future of mobility and computing. Nokia outlined this new strategy in conjunction with an announcement of changes to its leadership team and operational structure designed to accelerate the company’s speed of execution. Nokia switched to a structure featuring two distinct business units within our Devices & Services business — Smart Devices and Mobile Phones — and formed a new business, Location & Commerce.

•                  Location & Commerce was formed by the combination of Nokia’s NAVTEQ business with Nokia’s social location services operations and is focusing on the development of integrated social location products and services for consumers, as well as platform services and local commerce services for device manufacturers, application developers, Internet services providers, merchants, and advertisers. Nokia also announced plans for changes to its R&D operations, including personnel reductions, to support the execution of our new strategy.

•                  In February 2011, Nokia announced the new Nokia Leadership Team (formerly the Group Executive Board) composed of the following members: Stephen Elop (Chief Executive Officer), Esko Aho (Corporate Relations and Responsibility), Juha Akras (Human Resources), Jerri DeVard (Chief Marketing Officer), Colin Giles (Sales), Richard Green (Chief Technology Officer), Jo Harlow (Smart Devices), Timo Ihamuotila (Chief Financial Officer), Mary McDowell (Mobile Phones), Kai Oistamo (Chief Development Officer), Tero Ojanpera (Services & Developer Experience, acting), Louise Pentland (Chief Legal Officer) and Niklas Savander (Markets). Michael Halbherr, who was appointed as Executive Vice President to lead the new Location & Commerce business, also became a member of the Nokia Leadership Team, effective July 1, 2011. Henry Tirri was appointed Executive Vice President and Chief Technology Officer, effective September 22, 2011, replacing Richard Green. Tero Ojanpera left the Nokia Leadership Team at the end of his contract on September 30, 2011.

•                  Nokia received approval from the Management Board of the Frankfurt Stock Exchange for its request to delist Nokia shares from the exchange. In accordance with the decision, the final day of trading of Nokia shares on the Frankfurt Stock Exchange will be March 16, 2012.

•                  Nokia and Siemens announced the appointment of Jesper Ovesen as Executive Chairman of the Board of Nokia Siemens Networks. As Executive Chairman, Ovesen assumes a full-time role with a special emphasis on overseeing the strategic direction of Nokia Siemens Networks as it seeks to strengthen its position as a leader in the industry and become a more independent entity.

•                  Nokia and Siemens announced that they each provided capital of EUR 500 million to Nokia Siemens Networks to further strengthen the company’s financial position.

•                  Nokia was again selected as a component of the Dow Jones Sustainability World Index (DJSI) and Dow Jones Sustainability Europe Index in the DJSI 2011 Review.

•                  Nokia announced that it has signed a patent license agreement with Apple. The agreement resulted in settlement of all patent litigation between the companies, including the withdrawal by Nokia and Apple of their respective complaints to the US International Trade Commission.

Devices & Services

•                  Nokia announced plans to establish a new manufacturing site near Hanoi in northern Vietnam.

•                  To focus feature phone production in locations closest to suppliers and key markets, Nokia ended production at its manufacturing facility in Cluj, Romania. Since the end of the quarter, Nokia and De’ Longhi, a global leader in household appliances, have announced that they have agreed terms for De’ Longhi to acquire the facility, subject to approvals by the relevant authorities.

Smart Devices

•                  To support its effort to win in smartphones, Nokia announced in February 2011 plans to form a broad strategic partnership with Microsoft to combine their respective complementary assets and expertise to build a new global mobile ecosystem. Under the strategic partnership, which was formalized in April 2011, Nokia is adopting and licensing from Microsoft Windows Phone as its primary smartphone platform, and has subsequently begun a transition away from Symbian. In October 2011, Nokia launched the Nokia Lumia 800 and Nokia Lumia 710, its first products based on the Windows Phone platform. The Lumia range is designed to bring consumers attractive industrial design, a fast social and Internet experience, leading imaging capabilities as well as signature Nokia experiences optimized for Windows Phone, such as Nokia Drive and Mix Radio.

•                  Nokia’s new strategy for smartphones also included personnel reductions as well as the transfer of approximately 2 300 employees to Accenture as part of an agreement in which Accenture is providing Symbian software development and support activities to Nokia through 2016. Nokia has continued to bring new Symbian smartphones to market, including seven devices during 2011, of which three are powered by Belle, the latest version of the Symbian software, which brings a major improvement to the user experience.

•                  Nokia launched the Nokia N9, the outcome of efforts in Nokia’s MeeGo program. The Nokia N9 is a pure touch smartphone which introduces an innovative new design where the home key — typically located at the bottom of the device — is replaced by a simple gesture: a swipe. Under Nokia’s new strategy for smartphones, MeeGo will place increased emphasis on longer-term market exploration of next-generation devices, platforms and user experiences.

Mobile Phones

•                  To support its effort to connect the “next billion”, Nokia renewed its strategy to focus on capturing volume and value growth by leveraging our innovation and strength in developing growth markets to provide people with an affordable Internet experience on their mobile device — in many cases, their first ever Internet experience with any computing device.  In the fourth quarter of 2011, Nokia launched the Nokia Asha range of Nokia mobile phones, which offer access to the Internet, integrated social networking, messaging and access to applications from Nokia Store.

•                  Nokia’s dual SIM technology was among several new innovations during 2011 aimed at increasing affordability for the consumer not just at the point of sale, but in terms of the total cost of ownership of the device. During 2011, Nokia brought to market its first seven dual SIM mobile phones. Mobile Phones also developed applications and services specifically with affordability in mind. During 2011, some of Nokia’s new mobile phones — including the Nokia Asha range — shipped with a powerful new browser, which compresses data and can thus reduce the cost of browsing the web. Additionally, some new models shipped with our new maps software which provides an advanced, cost-efficient maps experience. Nokia Maps for Series 40 is similar to that available on our smartphones in that people can view maps and plan routes when the phone is in offline mode.

Location & Commerce

•                  During 2011, Location & Commerce continued to develop integrated location-based products and services for consumers, as well as platform services for the wider ecosystem. For consumers, these included:

•                  Nokia Maps, a mobile application that gives people new ways to discover and explore the world around them, as well as enabling them to search for and navigate to addresses and places of interest;

•                  Nokia Drive, a dedicated in-car navigation application, equivalent to a fully-fledged PND, including voice-guided navigation in multiple languages for more than 100 countries, 2D and 3D map views and day and night modes;

•                  Nokia Public Transport, a dedicated public transport application which provides smart public transportation routing for more than 231 cities worldwide on mobile, including timetable routing for bus and train routes for 77 cities;

•                  Nokia Pulse, an application that enables people to instantly share their location or other information with family, friends or any other pre-defined group;

•                  Nokia Live View, an augmented reality application that enables people to see information about points of interest — such as a restaurant, hotel or shop —  in their camera viewfinder;

•                  Nokia Maps HTML5 - a mobile web version of Nokia Maps providing access to Nokia’s rich mapping experience to owners of non-Nokia smartphones and tablets;

•                  maps.nokia.com, Nokia’s mapping offering on the web, enabling people to discover the world easy and comfortably with City Pages, heat maps, stunning 3D maps for more than 20 cities, a rich places directory, superior content from leading guides, and local insights from Nokia users.

•                  Location & Commerce continued to build the “Where” ecosystem with partners from Internet companies as well as the car and mobile industry, including Yahoo! whose maps.yahoo.com offering is now being powered by the Nokia Location Platform, benefiting from the latest maps with up-to-date location data/addresses, new routing options enabling users to avoid tolls and freeway, updated road networks and points of interest.

•                  Location & Commerce began powering Yahoo! Maps.

•                  NAVTEQ was selected by Ford Motor Company to be its exclusive map supplier for the SYNC MyFord Touch navigation system. The agreement positions NAVTEQ as the map data provider for the system in North America, Latin America, the Middle East, Russia and Europe.

•                 NAVTEQ announced that it is supplying map data and content to Daimler AG for the Mercedes E Class range plus the CLS-Class model. As a result, almost all Daimler passenger vehicle navigation platforms in Europe will be powered by NAVTEQ.

Nokia Siemens Networks

•                  In November 2011, Nokia Siemens Networks announced a new strategy, including changes to its organizational structure and a significant restructuring program aimed at making the company an undisputed leader in mobile broadband and services and improving the company’s competitiveness and profitability.

•                  As part of its new strategy, Nokia Siemens Networks is focusing on mobile broadband and services, and as such has announced a number of planned divestments, with the sale of its Microwave Transport business to DragonWave, its fixed line Broadband Access business to ADTRAN and its WiMAX unit to NewNet Communications Technologies.

•                  Throughout 2011, Nokia Siemens Networks announced a number of contracts in the key area of mobile broadband, including LTE deals with STC in Saudi Arabia, Latvijas Mobilais Telefons in Latvia; with TeliaSonera in Finland, Bell in Canada, LG U+ and SK Telecom in Korea, Telecom Italia and Telefonica O2 in Germany.

•                  To further support its focus on mobile broadband, Nokia Siemens Networks also outlined its vision for how broadband must be delivered in the future via Liquid Net; unveiled three new TD-LTE devices to supply communications service providers and enable the market for TD-LTE; agreed to establish a mobile broadband focused SmartLab with the Skolkovo Foundation in Russia; and set-up a joint venture to build 4G LTE equipment with Micran in Tomsk, Russia.

SIGNIFICANT ACQUISITIONS AND DIVESTMENTS IN 2011

•                  During the second quarter 2011, Nokia Siemens Networks completed the acquisition of certain wireless network infrastructure assets of Motorola Solutions, including products and services in relation to GSM, CDMA, WCDMA, WiMAX and LTE. The acquisition is designed to strengthen the company’s position in North America and Japan, adding approximately 6 900 employees across 52 countries.

•                  During the fourth quarter 2011, as part of its new strategy, Nokia Siemens Networks is focusing on mobile broadband and services, and as such has announced a number of planned divestments, with the sale of its Microwave Transport business to DragonWave, its fixed line Broadband Access business to ADTRAN and its WiMAX unit to NewNet Communications Technologies.

PERSONNEL

The average number of employees during the period from January to December 2011 was 134 171, of which the average number of employees at Location & Commerce and Nokia Siemens Networks was 7 187 and 71 825 respectively. At December 31, 2011, Nokia employed a total of 130 050 people (132 427 people at December 31, 2010), of which 6 659 were employed by Location & Commerce (7 232 people at December 31, 2010) and 73 686 were employed by Nokia Siemens Networks (66 160 people at December 31, 2010).

SHARES

The total number of Nokia shares at December 31, 2011 was 3 744 956 052. At December 31, 2011, Nokia and its subsidiary companies owned 34 767 046 Nokia shares, representing approximately 0.9 % of the total number of Nokia shares and the total voting rights.

DIVIDEND

Nokia’s Board of Directors will propose a dividend of EUR 0.20 for 2011. The distributable funds on the balance sheet of the parent company as per December 31, 2011 amount to EUR 6 153 million.

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	1-12/2011	1-12/2010	1-12/2011	1-12/2010

Net sales	38 659	42 446	38 661	42 451
Cost of sales	-27 340	-29 629	-27 288	-29 456

Gross profit	11 319	12 817	11 373	12 995
Research and development expenses	-5 612	-5 863	-5 172	-5 288
Selling and marketing expenses	-3 791	-3 877	-3 347	-3 448
Administrative and general expenses	-1 121	-1 115	-1 084	-1 038
Impairment of goodwill	-1 090	—	—	—
Other income	221	476	172	239
Other expenses	-999	-368	-117	-256

Operating loss/profit	-1 073	2 070	1 825	3 204
Share of results of associated companies	-23	1	-23	1
Financial income and expenses	-102	-285	-102	-285

Loss/profit before tax	-1 198	1 786	1 700	2 920
Tax	-290	-443	-692	-827

Loss/profit	-1 488	1 343	1 008	2 093

Loss/profit attributable to equity holders of the parent	-1 164	1 850	1 078	2 262
Loss attributable to non-controlling interests	-324	-507	-70	-169
	-1 488	1 343	1 008	2 093

Earnings per share, EUR (for loss/ profit attributable to the equity holders of the parent)
Basic	-0.31	0.50	0.29	0.61
Diluted	-0.31	0.50	0.29	0.61

Average number of shares (1 000 shares)
Basic	3 709 947	3 708 816	3 709 947	3 708 816
Diluted	3 709 947	3,713 250	3 717 034	3 713 250

Depreciation and amortization, total	1 562	1 771	715	801

Share-based compensation expense, total	18	48	18	48

DEVICES & SERVICES, EUR million

(reported and non-IFRS 1-12/2011 unaudited, reported 1-12/2010 audited, non-IFRS 1-12/2010 unaudited)

	Reported 1-12/2011	Special items & PPA 1-12/2011	Non-IFRS 1-12/2011	Reported 1- 12/2010	Special items & PPA 1-12/2010	Non-IFRS 1-12/2010

Net sales (1)	23 943	1	23 944	29 134	4	29 138
Cost of sales	-17 303	—	-17 303	-20 412	—	-20 412

Gross profit	6 640	1	6 641	8 722	4	8 726
% of net sales	27.7		27.7	29.9		29.9

Research and development expenses (2)	-2 441	8	-2 433	-2 694	10	-2 684
% of net sales	10.2		10.2	9.2		9.2

Selling and marketing expenses (3)	-2 180	1	-2 179	-2 270	1	-2 269
% of net sales	9.1		9.1	7.8		7.8

Administrative and general expenses	-362	—	-362	-388	—	-388
% of net sales	1.5		1.5	1.3		1.3

Other income and expenses (4)	-773	789	16	170	-152	18

Operating profit	884	799	1 683	3 540	-137	3 403
% of net sales	3.7		7.0	12.2		11.7

(1) Deferred revenue related to acquisitions of EUR 1 million in 2011 and EUR 4 million in 2010.

(2) Amortization of acquired intangible assets of EUR 8 million in 2011 and EUR 10 million 2010.

(3) Amortization of acquired intangible assets of EUR 1 million in 2011 and EUR 1 million in 2010.

(4) Restructuring charges of 456 million, impairment of assets EUR 90 million, Accenture deal consideration EUR 251 million, impairment of shares in an associated company EUR 41 million and a benefit from a cartel claim settlement of EUR 49 million in 2011. Restructuring charges of EUR 85 million, refund of customs duties of EUR 61 million, gain on sale of assets and business of EUR 29 million and gain on sale of wireless modem business of EUR 147 MEUR in 2010.

LOCATION & COMMERCE, EUR million

(reported and non-IFRS 1-12/2011 unaudited, reported 1-12/2010 audited, non-IFRS 1-12/2010 unaudited)

	Reported 1- 12/2011	Special items & PPA 1-12/2011	Non-IFRS 1-12/2011	Reported 1-12/2010	Special items & PPA 1-12/2010	Non-IFRS 1-12/2010

Net sales (1)	1 091	1	1 092	869	1	870
Cost of sales	-214	—	-214	-169	—	-169

Gross profit	877	1	878	700	1	701
% of net sales	80.4		80.4	80.6		80.6

Research and development expenses (2)	-958	343	-615	-1 011	366	-645
% of net sales	87.8		56.3	116.3		74.1

Selling and marketing expenses (3)	-259	115	-144	-274	122	-152
% of net sales	23.7		13.2	31.5		17.5

Administrative and general expenses (4)	-68	—	-68	-75	1	-74
% of net sales	6.2		6.2	8.6		8.5

Other income and expenses (5)	-1 118	1 115	-3	-3	—	-3

Operating loss/profit	-1 526	1 574	48	-663	490	-173
% of net sales	-139.9		4.4	-76.3		-19.9

(1) Deferred revenue related to acquisitions of EUR 1 million in 2011 and EUR 1 million in 2010.

(2) Amortization of acquired intangible assets of EUR 343 million in 2011 and EUR 366 million in 2010.

(3) Amortization of acquired intangible assets of EUR 115 million in 2011 and EUR 122 million in 2010.

(4) Amortization of acquired intangible assets of EUR 1 million in 2010.

(5) Restructuring charges of EUR 25 million and impairment of goodwill EUR 1090 million in 2011.

NOKIA SIEMENS NETWORKS, EUR million

(reported and non-IFRS 1-12/2011 unaudited, reported 1-12/2010 audited, non-IFRS 1-12/2010 unaudited)

	Reported 1-12/2011	Special items & PPA 1-12/2011	Non-IFRS 1-12/2011	Reported 1-12/2010	Special items & PPA 1-12/2010	Non-IFRS 1-12/2010

Net sales	14 041	—	14 041	12 661	—	12 661
Cost of sales (1)	-10 239	52	-10 187	-9 266	173	-9 093

Gross profit	3 802	52	3 854	3 395	173	3 568
% of net sales	27.1		27.4	26.8		28.2

Research and development expenses (2)	-2 213	89	-2 124	-2 156	199	-1 957
% of net sales	15.8		15.1	17.0		15.5

Selling and marketing expenses (3)	-1 350	328	-1 022	-1 328	306	-1 022
% of net sales	9.6		7.3	10.5		8.1

Administrative and general expenses (4)	-553	37	-516	-553	76	-477
% of net sales	3.9		3.7	4.4		3.8

Other income and expenses (5)	14	19	33	-44	27	-17

Operating profit/loss	-300	525	225	-686	781	95
% of net sales	-2.1		1.6	-5.4		0.8

(1) Restructuring charges of EUR 40 million and amortization of acquired intangibles EUR 12 million in 2011. Restructuring charges of EUR 173 million in 2010.

(2) Restructuring charges of EUR 28 million and amortization of acquired intangibles of EUR 61 million in 2011. Restructuring charges of EUR 19 million and amortization of acquired intangibles of EUR 180 million in 2010.

(3) Restructuring charges of EUR 22 million and amortization of acquired intangibles of EUR 306 million in 2011. Restructuring charges of EUR 21 million and amortization of acquired intangibles of EUR 285 million in 2010.

(4) Restructuring charges of EUR 36 million and amortization of acquired intangibles of EUR 1 million in 2011. Restructuring charges of EUR 76 million in 2010.

(5) Restructuring charges of EUR 19 million in 2011 and EUR 27 million in 2010.

GROUP COMMON FUNCTIONS, EUR million

(reported and non-IFRS 1-12/2011 unaudited, reported 1-12/2010 audited, non-IFRS 1-12/2010 unaudited)

	Reported 1-12/2011	Special items & PPA 1-12/2011	Non-IFRS 1-12/2011	Reported 1-12/2010	Special items & PPA 1-12/2010	Non-IFRS 1-12/2010

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	—	—	—	-2	—	-2

Selling and marketing expenses	-2	—	-2	-5	—	-5

Administrative and general expenses	-138	—	-138	-99	—	-99

Other income and expenses	9	—	9	-7	—	-7

Operating profit/loss	-131	—	-131	-113	—	-113

CONSOLIDATED INCOME STATEMENT, EUR million

(reported and non-IFRS 1-12/2011 unaudited, reported 1-12/2010 audited, non-IFRS 1-12/2010 unaudited)

NOKIA GROUP

	Reported 1-12/2011	Special items & PPA 1-12/2011	Non-IFRS 1-12/2011	Reported 1-12/2010	Special items & PPA 1-12/2010	Non-IFRS 1-12/2010

Net sales (1)	38 659	2	38 661	42 446	5	42 451
Cost of sales (2)	-27 340	52	-27 288	-29 629	173	-29 456

Gross profit	11 319	54	11 373	12 817	178	12 995
% of net sales	29.3		29.4	30.2		30.6

Research and development expenses (3)	-5 612	440	-5 172	-5 863	575	-5 288
% of net sales	14.5		13.4	13.8		12.5

Selling and marketing expenses (4)	-3 791	444	-3 347	-3 877	429	-3 448
% of net sales	9.8		8.7	9.1		8.1

Administrative and general expenses (5)	-1 121	37	-1 084	-1 115	77	-1 038
% of net sales	2.9		2.8	2.6		2.4

Impairment of goodwill	-1 090	1 090	—	—	—

Other income and expenses (6)	-778	833	55	108	-125	-17

Operating loss/profit	-1 073	2 898	1 825	2 070	1 134	3 204
% of net sales	-2.8		4.7	4.9		7.5

Share of results of associated companies	-23		-23	1		1
Financial income and expenses	-102		-102	-285		-285

Loss/profit before tax	-1 198	2,898	1 700	1 786	1 134	2 920
Tax	-290	-402	-692	-443	-384	-827

Loss/profit	-1 488	2,496	1 008	1 343	750	2 093

Loss/profit attributable to equity holders of the parent	-1 164	2 242	1 078	1850	412	2 262
Loss attributable to non-controlling interests	-324	254	-70	-507	338	-169
	-1 488	2 496	1 008	1 343	750	2 093

Earnings per share, EUR (for profit attributable to the equity holders of the parent)
Basic	-0.31	0.60	0.29	0.50	0.11	0.61
Diluted	-0.31	0.60	0.29	0.50	0.11	0.61

Average number of shares (1 000 shares)
Basic	3 709 947		3 709 947	3 708 816		3 708 816
Diluted	3 709 947		3 717 034	3 713 250		3 713 250

Depreciation and amortization, total	1 562	-847	715	1 771	-970	801

Share-based compensation expense, total	18	—	18	48	—	48

(1) Deferred revenue related to acquisitions of EUR 2 million in 2011 and EUR 5 million in 2010.

(2) Restructuring charges of EUR 40 million and amortization of acquired intangible assets of EUR 12 million in 2011. Restructuring charges of EUR 173 million in 2010.

(3) Restructuring charges of EUR 28 million and amortization of acquired intangible assets of EUR 412 million in 2011. Restructuring charges of EUR 19 million, amortization of acquired intangibles of EUR 556 million in 2010.

(4) Restructuring charges of EUR 22 million and amortization of acquired intangible assets of EUR 422 million in 2011. Restructuring charges of EUR 21 million and amortization of acquired intangible assets of EUR 408 million in 2010.

(5) Restructuring charges of EUR 36 million in 2011 and amortization of acquired intangible assets EUR 1 million in 2011. Restructuring charges of EUR 77 million in 2010.

(6) Restructuring charges of 500 million, impairment of assets EUR 90 million, Accenture deal consideration EUR 251 million, impairment of shares in an associated company EUR 41 million and a benefit from a cartel claim settlement of EUR 49 million in 2011. Restructuring charges of EUR 112 million, refund of customs duties of EUR 61 million, gain on sale of assets and business of EUR 29 million and gain on sale of wireless modem business of EUR 147 million in 2010.

CONSOLIDATED INCOME STATEMENT, IFRS, EUR million

(1-12/2011 unaudited, 1-12/2010 audited)

	1-12/2011*	1-12/2010

Net sales	38 659	42 446
Cost of sales	-27 340	-29 629

Gross profit	11 319	12 817
Research and development expenses	-5 612	-5 863
Selling and marketing expenses	-3 791	-3 877
Administrative and general expenses	-1 121	-1 115
Impairment of goodwill	-1 090	—
Other income	221	476
Other expenses	-999	-368

Operating loss/profit	-1 073	2 070
Share of results of associated companies	-23	1
Financial income and expenses	-102	-285

Loss/profit before tax	-1 198	1 786
Tax	-290	-443

Loss/profit	-1 488	1 343

Loss/profit attributable to equity holders of the parent	-1 164	1 850
Loss attributable to non-controlling interests	-324	-507

	-1 488	1 343

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.31	0.50
Diluted	-0.31	0.50

Average number of shares (1 000 shares)
Basic	3 709 947	3 708 816
Diluted	3 709 947	3 713 250

Depreciation and amortization, total	1 562	1 771

Share-based compensation expense, total	18	48

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS, EUR million

(1-12/2011 unaudited, 1-12/2010 audited)

	1-12/2011*	1-12/2010

Loss/profit	-1 488	1 343

Other comprehensive income
Translation differences	9	1 302
Net investment hedge losses	-37	-389
Cash flow hedges	116	-141
Available-for-sale investments	70	9
Other increase/decrease, net	-16	45
Income tax related to components of other comprehensive income	-16	126

Other comprehensive income, net of tax	126	952

Total comprehensive income/expense	-1 362	2 295

Total comprehensive income/expense attributable to
equity holders of the parent	-1 083	2 776
non-controlling interests	-279	-481
	-1 362	2 295

SEGMENT INFORMATION AND ELIMINATIONS

Full year 2011, reported, EUR million

(unaudited)

	Smart Devices 1-12/2011	Mobile Phones 1-12/2011	Devices & Services other 1-12/2011	Devices & Services 1-12/2011	Location & Commerce 1-12/2011	Nokia Siemens Networks 1-12/2011	Corporate Common 1-12/2011	Eliminations 1-12/2011	Nokia Group 1-12/2011

Net sales (1)	10 820	11 930	1 193	23 943	1 091	14 041		-416	38 659
Cost of sales (2)	-8 259	-8 813	-231	-17 303	-214	-10 239		416	-27 340
Gross profit (3)	2 561	3 117	962	6 640	877	3 802	—	—	11 319
% of net sales	23.7	26.1	80.6	27.7	80.4	27.1			29.3

Operating expenses	-2 974	-1 640	-369	-4 983	-1 285	-4 116	-140	—	-10 524

Other income and expenses	2	4	-779	-773	-1 118	14	9	—	-1 868

Contribution	-411	1 481	-186
% of net sales	-3.8	12.4	-15.6

Operating loss				884	-1 526	-300	-131	—	-1 073
% of net sales				3.7	-139.9	-2.1			-2.8

Full year 2010, reported, EUR million

(unaudited)

	Smart Devices 1-12/2010	Mobile Phones 1-12/2010	Devices & Services other 1-12/2010	Devices & Services 1-12/2010	Location & Commerce 1-12/2010	Nokia Siemens Networks 1-12/2010	Corporate Common 1-12/2010	Eliminations 1-12/2010	Nokia Group 1-12/2010

Net sales (1)	14 874	13 696	564	29 134	869	12 661	—	-218	42 446
Cost of sales (2)	-10 287	-9 866	-259	-20 412	-169	-9 266	—	218	-29 629
Gross profit	4 587	3 830	305	8 722	700	3 395	—	—	12 817
	30.8	28.0	54.1	29.9	80.6	26.8			30.2

Operating expenses	-3 392	-1 508	-452	-5 352	-1 360	-4 037	-106	—	-10 855

Other income and expenses	181	5	-16	170	-3	-44	-7	-8	108

Contribution	1 376	2 327	-163
	9.3	17.0	-28.9

Operating profit				3 540	-663	-686	-113	-8	2 070
				12.2	-76.3	-5.4			4.9

(1) Includes IPR royalty income recognized in Devices & Services Other net sales

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS, EUR million

(31.12.2011 unaudited, 31.12.2010 audited)

	31.12.2011*	31.12.2010
ASSETS
Non-current assets
Capitalized development costs	6	40
Goodwill	4 838	5 723
Other intangible assets	1 406	1 928
Property, plant and equipment	1 842	1 954
Investments in associated companies	67	136
Available-for-sale investments	641	533
Deferred tax assets	1 848	1 596
Long-term loans receivable	99	64
Other non-current assets	3	4
	10 750	11 978
Current assets
Inventories	2 330	2 523
Accounts receivable	7 181	7 570
Prepaid expenses and accrued income	4 488	4 360
Current portion of long-term loans receivable	54	39
Other financial assets	500	378
Investments at fair value through profit and loss, liquid assets	433	911
Available-for-sale investments, liquid assets	1 233	3 772
Available-for-sale investments, cash equivalents	7 279	5 641
Bank and cash	1 957	1 951
	25 455	27 145
Total assets	36 205	39 123

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246
Share issue premium	362	312
Treasury shares	-644	-663
Translation differences	771	825
Fair value and other reserves	154	3
Reserve for invested non-restricted equity	3 148	3 161
Retained earnings	7 836	10 500
	11 873	14 384
Non-controlling interests	2 043	1 847
Total equity	13 916	16 231

Non-current liabilities
Long-term interest-bearing liabilities	3 969	4 242
Deferred tax liabilities	800	1 022
Other long-term liabilities	76	88
	4 845	5 352
Current liabilities
Current portion of long-term loans	357	116
Short-term borrowing	995	921
Other financial liabilities	483	447
Accounts payable	5 532	6 101
Accrued expenses	7 431	7 365
Provisions	2 646	2 590
	17 444	17 540
Total shareholders’ equity and liabilities	36 205	39 123
Interest-bearing liabilities	5 321	5 279
Shareholders’ equity per share, EUR	3.20	3.88
Number of shares (1 000 shares) (1)	3 710 189	3 709 130

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(1-12/2011 unaudited, 1-12/2010 audited)

	1-12/2011*	1-12/2010
Cash flow from operating activities
Profit attributable to equity holders of the parent	-1 164	1,850
Adjustments, total	3 486	2,112
Change in net working capital	-638	2,349
Cash generated from operations	1 684	6,311
Interest received	190	110
Interest paid	-283	-235
Other financial income and expenses, net	264	-507
Income taxes paid	-718	-905
Net cash from operating activities	1 137	4,774

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-817	-110
Purchase of current available-for-sale investments, liquid assets	-3 676	-8 573
Purchase of investments at fair value through profit and loss, liquid assets	-607	-646
Purchase of non-current available-for-sale investments	-111	-124
Purchase of shares in associated companies	-2	-33
Proceeds from (+) / payment of (-) other long-term loans receivable	-14	2
Proceeds from (+) / payment of (-) short-term loans receivable	-31	-2
Capital expenditures	-597	-679
Proceeds from disposal of Group companies, net of disposed cash	-5	-21
Proceeds from disposal of shares in associated companies	4	5
Proceeds from disposal of businesses	3	141
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	6 090	7 181
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	1 156	333
Proceeds from sale of non-current available-for-sale investments	57	83
Proceeds from sale of fixed assets	48	21
Dividends received	1	1
Net cash from/used in investing activities	1 499	-2 421

Cash flow from financing activities
Other contributions from shareholders	546	—
Purchase of treasury shares	—	1
Proceeds from long-term borrowings	1	482
Repayment of long-term borrowings	-51	-6
Proceeds from (+) / payment of (-) short-term borrowings	-59	131
Dividends paid	-1 536	-1 519
Net cash used in financing activities	-1 099	-911

Foreign exchange adjustment	107	224
Net increase (+) / decrease (-) in cash and cash equivalents	1 644	1 666
Cash and cash equivalents at beginning of period	7 592	5 926
Cash and cash equivalents at end of period	9 236	7 592

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(31.12.2011 unaudited, 31.12.2010 audited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before non- controlling interest	Non- controlling interest	Total equity
Balance at December 31, 2009	246	279	-681	-127	69	3 170	10 132	13 088	1 661	14 749
Translation differences				1 240				1 240	64	1 304
Net investment hedge losses, net of tax				-288				-288		-288
Cash flow hedges, net of tax					-73			-73	-43	-116
Available-for-sale investments, net of tax					7			7		7
Other increase, net							40	40	5	45
Profit							1 850	1 850	-507	1 343
Total comprehensive income	—	—	—	952	-66	—	1 890	2 776	-481	2 295
Stock options exercised related to acquisitions		-1						-1		-1
Share-based compensation		47						47		47
Excess tax benefit on share-based compensation		-1						-1		-1
Settlement of performance shares		-12	17			-9		-4		-4
Reissuance of treasury shares			1					1		1
Dividend							-1 483	-1 483	-56	-1 539
Conversion of debt to equity								—	766	766
Acquisitions and other change in non-controlling interests							-39	-39	-43	-82
Total of other equity movements	—	33	18	—	—	-9	-1 522	-1 480	667	-813
Balance at December 31, 2010	246	312	-663	825	3	3 161	10 500	14 384	1 847	16 231
Translation differences				-26				-26	35	9
Net investment hedge losses, net of tax				-28				-28		-28
Cash flow hedges, net of tax					84			84	10	94
Available-for-sale investments, net of tax					67			67		67
Other decrease, net							-16	-16		-16
Loss							-1 164	-1 164	-324	-1 488
Total comprehensive income	—	—	—	-54	151	—	-1 180	-1 083	-279	-1 362
Share-based compensation		18						18		18
Excess tax benefit on share-based compensation		-3						-3	-1	-4
Settlement of performance shares		-11	19			-13		-5		-5
Dividend							-1 484	-1 484	-39	-1 523
Other contribution from shareholders		46						46	500	546
Acquisitions and other change in non-controlling interests								—	15	15
Total of other equity movements	—	50	19	—	—	-13	-1 484	-1 428	475	-953
Balance at December 31, 2011*	246	362	-644	771	154	3 148	7 836	11 873	2 043	13 916

COMMITMENTS AND CONTINGENCIES, EUR million

(31.12.2011 unaudited, 31.12.2010 audited)

	GROUP
	31.12.2011*	31.12.2010

Collateral for own commitments
Property under mortgages	18	18
Assets pledged	2	5

Contingent liabilities on behalf of Group companies
Guarantees for loans	—	—
Other guarantees	1 292	1 262

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	—	—
Other guarantees	16	17

Leasing obligations	1 027	1 069

Financing commitments
Customer finance commitments	86	85
Venture fund commitments	133	238

1 EUR = 1.306 USD

*All reported 2011 figures are unaudited and the auditors have not yet issued their report for Nokia’s financial statements for 2011.

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). The same accounting policies and methods of computation are followed in the interim financial statements as were followed in the consolidated financial statements of Nokia for 2010.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through our partnership with Microsoft; 2) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 3) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 5) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 6) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 7) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) our ability to implement our strategies, particularly our new mobile product strategy; 10) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 11) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 12) our success in collaboration and partnering arrangements with third parties, including Microsoft; 13) the success, financial condition and performance of our suppliers, collaboration partners and customers; 14) our ability to source sufficient quantities of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms, including the disruption of production and/or deliveries from any of our suppliers as a result of adverse conditions in the geographic areas where they are located; 15) our ability to manage efficiently our manufacturing, service creation, delivery and logistics without interruption; 16) our ability to ensure the timely delivery of sufficient volumes of products that meet our and our customers’ and consumers’ requirements and manage our inventory and timely adapt our supply to meet changing demands for our products; 17) any actual or even alleged defects or other quality, safety and security issues in our products; 18) any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected or made available to us or stored in or through our products; 19) our ability to successfully manage costs, including our ability to achieve targeted costs reductions and to effectively and timely execute related restructuring measures, including personnel reductions; 20) our ability to effectively and smoothly implement the new operational structure for our businesses; 21) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 25) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 26) any disruption to information technology systems and networks that our operations rely on; 27) unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 30) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 31) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 32) whether Nokia Siemens Networks is able to successfully integrate the acquired assets of Motorola Solutions’ networks business, retain existing customers of the acquired business, cross-sell Nokia Siemens Networks’ products and services to customers of the acquired business and otherwise realize the expected synergies and benefits of the acquisition; 33) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 36) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 37) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — January 26, 2012

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

•             Nokia plans to publish its quarterly results in 2012 on the following dates: Q1 on April 19, Q2 on July 19 and Q3 on October 18, 2012.

•             Nokia plans to publish its annual report, Nokia in 2011, in week 13 of 2012.

•             Nokia’s Annual General Meeting is scheduled to be held on May 3, 2012.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2012		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Director, Corporate Legal